SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)

QUIXOTE CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)

749056107
(CUSIP Number of Class of Securities)

Joan R. Riley, Esq.
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the accompanying exhibits and annexes, this “Schedule 14D-9”) relates is Quixote Corporation, a Delaware corporation (“Quixote” or the “Company”). The address of the principal executive offices of the Company is 35 East Wacker Drive, Chicago, Illinois 60601, and its telephone number is (312) 467-6755.

(b) Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.01-2/3 par value per share, of the Company (the “Common Stock”), including the associated rights to purchase shares of Series C Junior Participating Preferred Stock, no par value, of the Company (the “Rights”), issued pursuant to the Rights Agreement dated as of March 16, 2009, as amended December 30, 2009 (the “Rights Agreement”), between the Company and ComputerShare Trust Company, N.A., as Rights Agent (such shares of Common Stock, together with the associated Rights, the “Shares” and each, a “Share”). As of the close of business on December 29, 2009, there were 9,333,867 Shares issued and outstanding. In addition, holders of certain options of the Company own securities convertible into 895,499 shares of Common Stock.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of the Company, which is the subject company and the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.quixotecorp.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by THP Merger Co. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity” or “Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated January 7, 2010 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $6.38 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2010 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed by Trinity and the Purchaser with the Securities and Exchange Commission (the “SEC”) on January 7, 2010. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 30, 2009 (together with any amendments and supplements thereto, the “merger agreement”), among Parent, Purchaser and the Company. The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all Shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including Shares reserved for issuance upon exercise of Quixote’s 7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable on or prior to (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1, 2010 if the sole reason the merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a governmental authority of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings). The Offer also is subject to other customary conditions set forth in the Offer to Purchase.

The merger agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “merger” and together with the Offer and the other transactions contemplated by the merger agreement, the “Contemplated Transactions”), and each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares that are held by (i) the Company, Parent, Purchaser or any of their respective wholly-owned subsidiaries and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Thursday, February 4, 2010, subject to extension in certain circumstances as permitted by the merger agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 2525 Stemmons Freeway, Dallas, Texas 75207 and their telephone number is (214) 631-4420.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its Executive Officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the merger agreement to designate persons to the board of directors of the Company after such time as Purchaser accepts for payment and pays for any Shares validly tendered and not properly withdrawn pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”) and for so long as Parent and its subsidiaries hold at least 60% of the Shares pursuant to the Offer. Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates.

Bruce Reimer, Daniel P. Gorey and Joan R. Riley (collectively, the “Executive Officers”) and the members of the Company’s board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors of the Company (the “board of directors”) was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement and the Contemplated Transactions and in determining to make the recommendation set forth in this Schedule 14D-9.

For further information with respect to the arrangements between the Company and its Executive Officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Stock Ownership of Certain Beneficial Owners and Management”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards Table”; “Outstanding Equity Awards at Fiscal Year-End”; “Option Exercises and Stock Vested Table”; “Severance and Change of Control Agreements”; “Compensation of Directors”; “Policies and Procedures with Respect to Related Party Transactions”; and “Corporate Governance”.

Treatment of Restricted Stock Awards; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

Pursuant to the merger agreement, each award of restricted Common Stock granted under the Company’s Stock Plans, including any restricted stock award (a “Restricted Stock Award”), with respect to which the restrictions have not lapsed that is outstanding immediately prior to the Effective Time will have its forfeiture provisions lapse as of the Effective Time and the Shares, as applicable, underlying such Restricted Stock Award will be treated in the same manner as issued and outstanding shares of Common Stock as of the Effective Time. Therefore, if the directors and Executive Officers of Quixote who own Shares and hold Restricted Stock Awards tender their Shares, including Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, they will receive the same cash consideration with respect to such shares on the same terms and conditions as other holders of Shares. “Company Stock Plans” means the 1991 Director Stock Option Plan, as amended through August 16, 2000, the 2001 Employee Stock Incentive Plan, as amended June 26, 2009, the 2001 Non-Employee Directors Stock Option Plan as amended June 26, 2009 and the previously terminated 1993 Long-Term Stock Ownership Plan, as amended. Notwithstanding anything in this paragraph to the contrary, as a result of the 280G Limitation described below under “Potential Severance Payments on Termination,” Mr. Reimer will be required to forfeit all amounts payable ($5,742) to him with respect to 900 Shares of restricted Common Stock (“Reimer Forfeited Shares”), and these amounts are not included in the tables on page 4 and page 8.

As of December 31, 2009, the directors and Executive Officers of Quixote beneficially owned, in the aggregate, 505,331 Shares, excluding Shares issuable upon exercise of options which are discussed below, and including Restricted Stock Awards for 103,370 shares of Common Stock (other than the Reimer Forfeited Shares which are not included in either Share number) subject to forfeiture provisions. If the directors and Executive Officers were to validly tender all 505,331 of those Shares, including all 103,370 shares of those Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $3,224,011.78 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares, including Restricted Stock Awards held by each director and Executive Officer, is further described in the Information Statement under the headings “Stock Ownership of Certain Beneficial Owners and Management”, “Grants of Plan-Based Awards Table” and “Outstanding Equity Awards at Fiscal Year-End Table”. The table below sets forth the number of Shares (not including Company Stock Options (as defined below)), including the number of Shares (other than the Reimer Forfeited Shares) underlying Restricted Stock Awards that will no longer be subject to forfeiture provisions, held by the directors and Executive Officers of Quixote and the amount of cash consideration they will receive for those Shares, assuming that the Effective Time was on December 29, 2009.

	Number of Shares of	Cash Consideration for
	Common Stock	Shares of Common
Director/Executive Officer	Owned	Stock Owned

Leslie J. Jezuit	135,555	$864,840.90
Bruce Reimer	17,345	110,661.10
Daniel P. Gorey	83,745	534,293.10
Robert D. Van Roijen	112,700	719,026.00
Lawrence C. McQuade	58,300	371,954.00
Duane M. Tyler	2,000	12,760.00
Clifford D. Nastas	0	0
Joan R. Riley	95,686	610,476.68

Total:	505,331	$3,224,011.78

Acceleration of Option Vesting; Treatment of Options

Pursuant to the merger agreement, the Company will terminate each of the Company Stock Plans effective as of the Effective Time of the merger. In addition, pursuant to the merger agreement and in accordance with the terms of the Company Stock Plans, each option to purchase Common Stock (a “Company Stock Option”) under the Company Stock Plans that is outstanding and unexercised as of immediately prior to the Effective Time, will become fully vested at the Effective Time. Each Company Stock Option outstanding and unexercised as of immediately prior to the Effective Time shall, at the Effective Time, be cancelled and converted into an amount in cash per share at the Effective Time equal to (i) with respect to any unexercised Company Stock Options having an exercise price per share (the “Exercise Price”) that is less than the Offer Price, the Offer Price per Company Stock Option in cash less the applicable Exercise Price with respect to such Company Stock Option (less any applicable withholding taxes) (the “Option Spread Value”) and (ii) with respect to any unexercised Company Stock Options having an Exercise Price per share that is equal to or more than the Offer Price, $0.40, less any applicable withholding taxes (other than in the case of Company Stock Options having an Exercise Price per share that is equal to or more than the Offer Price held by Executive Officers or current directors, which will be cancelled without additional compensation).

As of December 29, 2009, the directors and Executive Officers of Quixote held, in the aggregate, certain Company Stock Options to purchase 617,333 shares of Common Stock, including unvested options to purchase 165,000 shares of Common Stock, of which 452,333 have an Exercise Price greater than the Offer Price and will be cancelled without any compensation in accordance with the merger agreement. Assuming the Effective Time occurred on December 29, 2009, the directors and Executive Officers holding Company Stock Options would be entitled to an aggregate Option Spread Value equal to $673,900. The beneficial ownership of Company Stock Options held by each director and Executive Officer is further described in the Information Statement under the headings “Stock Ownership of Certain Beneficial Owners and Management”, “Grants of Plan Based Awards Table” and “Outstanding Equity Awards at Fiscal Year-End Table”. Notwithstanding anything in this paragraph to the contrary, as a result of the 280G Limitation, Mr. Reimer will be required to forfeit all rights to receive any Option Spread Value with respect to unvested Company Stock Options he holds (“Reimer Forfeited Options”), and such Option Spread Value is not included in the tables on page 5 and page 8.

The table below sets forth information regarding the vested and unvested Company Stock Options held by the Company’s current directors and the Executive Officers as of December 29, 2009 that, if having an Exercise Price per share less than the Offer Price, will be cancelled at the Effective Time and converted into the right to receive the Option Spread Value (other than the Reimer Forfeited Options). In addition, the table sets forth the applicable Option Spread Value which the holders of such Company Stock Options will be entitled to receive at the Effective Time. Pursuant to the terms of the merger agreement, the vesting of the unvested Company Stock Options will be accelerated in connection with the merger. The table below reflects the number of vested and otherwise unvested options held by the Company’s directors and Executive Officers (other than the Reimer Forfeited Options), assuming the Effective Time was on December 29, 2009 and reflects the gross amount payable to each of the Company’s directors and Executive Officers for the Option Spread Value (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
	Number of	Weighted		Number of	Weighted
	Shares	Average	Option	Shares	Average	Option Spread
	Underlying	Exercise	Spread Value	Underlying	Exercise	Value from
	Vested	Price per	from Vested	Unvested	Price per	Unvested	Total Option
Name	Options	Share	Options	Options	Share	Options	Spread Value

Leslie J. Jezuit	0	n/a	n/a	5,000	1.90	$22,400	$22,400
Bruce Reimer	0	n/a	n/a	70,000	2.65	0	0
Daniel P. Gorey	0	n/a	n/a	40,000	2.08	172,000	172,000
Robert D. van Roijen	0	n/a	n/a	5,000	1.90	22,400	22,400
Lawrence C. McQuade	0	n/a	n/a	5,000	1.90	22,400	22,400
Duane M. Tyler	0	n/a	n/a	5,000	1.90	22,400	22,400
Clifford D. Nastas	0	n/a	n/a	5,000	1.90	22,400	22,400
Joan R. Riley	0	n/a	n/a	30,000	2.08	129,000	129,000
Total:	0	n/a	n/a	165,000	n/a	$413,000	$413,000

Those vested and unvested Company Stock Options held by the Company’s directors and Executive Officers as of December 29, 2009 that have an Exercise Price per share equal to or more than the Offer Price will be cancelled at the Effective Time and will not be entitled to any consideration in connection with the Contemplated Transactions in accordance with the merger agreement. Those Company Stock Options include 108,333 shares subject to option held by Mr. Jezuit; 33,000 shares subject to option held by Mr. Reimer; 102,000 shares subject to option held by Mr. Gorey; 59,500 shares subject to option held by Mr. van Roijen; 59,500 shares subject to option held by Mr. McQuade; 20,000 shares subject to option held by Mr. Tyler; 70,000 shares subject to option held by Ms. Riley; totaling 452,333 shares subject to option held by directors and Executive Officers as a group.

Potential Severance Payments Upon Termination

The Company has Severance and Non-Competition Agreements (“Severance Agreement”) with each of Bruce Reimer, Daniel P. Gorey and Joan R. Riley that were entered into on February 3, 2009 for Mr. Reimer and on July 25, 2008 for Mr. Gorey and Ms. Riley. The Severance Agreements require the executive to agree to certain confidentiality and non-competition covenants and to execute a full and complete release in order to receive a severance payment. If these requirements are met, we are required to pay Mr. Reimer, Mr. Gorey and Ms. Riley a lump-sum amount equal to one year’s base salary if the executive terminates his or her employment for “Good Reason” as defined in the Severance Agreement or if the executive’s employment is terminated for any reason other than death, disability, cause or voluntary resignation not constituting Good Reason (as defined in such Severance Agreements). The executive also will receive reimbursement for COBRA payments and the executive’s auto allowance, if any, in each case for one year. The three executives did not have severance arrangements with the Company prior to entering into these agreements (Mr. Reimer had a severance agreement with our subsidiary prior to his appointment as Chief Executive Officer of the Company which was superseded by the current agreement).

The Company also has Change of Control Agreements (“Change of Control Agreements”), with each of Mr. Reimer, Mr. Gorey and Ms. Riley that were entered into on February 3, 2009 for Mr. Reimer and on July 25, 2008 for Mr. Gorey and Ms. Riley. The Change of Control Agreements provide that if, within three (3) years after a change of control of the Company, the executive terminates his or her employment for “Good Reason” as defined in the Change of Control Agreement or the employment of the executive is terminated other than (i) by death or disability, (ii) by the Company or employing subsidiary for Cause, or (iii) by the executive’s voluntary resignation not constituting Good Reason, the Company will pay the executive a separation payment in a lump sum equal to 300% of the sum of (x) the higher of his or her base salary at the time of the termination of employment or the change of control plus (y) the average of any bonus payments and other incentive compensation paid to such executive for the last two fiscal years preceding the fiscal year in which the change of control occurs. In addition, for a 36-month period, the Company is required to provide the executive all health and welfare benefits to which he or she was entitled immediately prior to the date of the termination. Each executive must deliver to the Company a full release of all claims as a condition to payment under the Change of Control Agreements. The Change of Control Agreements also provide for the acceleration of vesting of the executive’s equity awards.

The Change of Control Agreements impose a cap on all payments made pursuant to each agreement. If the value of the cash payments and the continuation or acceleration of benefits upon termination of employment would subject the Executive Officer to the payment of a federal excise tax under Section 4999 of the Internal Revenue Code as “excess parachute payments” as defined in Section 280G of the Internal Revenue Code, the aggregate value of all cash payments and benefits to be paid or provided to the Executive Officer will be reduced to the maximum which can be paid without the executive becoming subject to the excise tax. In connection with our entering into the merger agreement, we executed Amendments to the Change of Control Agreements on December 29, 2009. The Amendments to each of the Change of Control Agreements amend those agreements in order to comply with the Internal Revenue Code Sections 280G and 4999 and the tax regulations promulgated thereunder, in the event of a termination of employment after a “change of control.”

In addition, to the extent that any payments under the agreements are deferred compensation and the executive is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code, such payments or other benefits will not be paid before the first day of the seventh month after the termination of employment and the amounts will be paid into a rabbi trust until expiration of such delay.

The Change of Control Agreements define a “change of control” as a change in the stock ownership of a magnitude which requires the filing of reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the purposes of the Change of Control Agreements, a “change of control” is deemed to have occurred if any of the following occur: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of the Company’s then outstanding securities; (ii) if during any period of two consecutive years, the non-employee members of the board of directors at the beginning of such period cease to constitute at least a majority of the non-employee board of directors, unless the election of a new non-employee director was approved by a vote of at least 2/3 of the directors then still in office who were directors at the beginning of such period; (iii) a consolidation or merger occurs and Quixote is not the surviving company or the Company sells, leases or exchanges all or substantially all of the assets of the Company; or (iv) the approval by the stockholders of Quixote of a plan or proposal for the liquidation or dissolution of the Company. The term “Good Reason” is generally defined by the Change of Control Agreements to mean any material unfavorable change to the executive’s position, duties, compensation (including fringe benefits), the failure by a successor company to assume the Change of Control Agreement, or the requirement that the executive be relocated 30 miles or more away from the current Company’s corporate offices. “Cause” is generally defined as a willful conduct of an executive demonstrably injurious to the Company or employing subsidiary, the executive’s commission of a felony or the executive’s willful failure to substantially perform his or her duties. The Change of Control Agreements also contain provisions for the payment of legal expenses incurred by the executives as a result of any termination of employment after a change in control.

A change of control under the Change of Control Agreements occurred in March 2009 in connection with the acquisition of Common Stock by Belgrave Investment Holdings, LLC. In connection with the Contemplated Transactions, Trinity has indicated that it will terminate the employment of Mr. Reimer, Mr. Gorey and Ms. Riley, effective immediately following the Effective Time. As a result of the termination of their employment following the change of control of Quixote, each of Mr. Reimer, Mr. Gorey, and Ms. Riley will receive from Quixote separate lump sum cash payments as part of their respective “Separation Benefits” under the Severance Agreement and the Change of Control Agreement that they had previously entered into with Quixote. Each of their Change of Control Agreements contain a limitation on the total compensation that the executives can receive upon a termination of employment in connection with a change of control of Quixote (the “280G Limitation”). This 280G Limitation is based on their historic taxable compensation received from

Quixote in the preceding five calendar years. Application of this 280G Limitation will effectively cap Mr. Reimer’s total benefits as described below. In contrast, Mr. Gorey and Ms. Riley’s respective benefits will not be affected by the 280G Limitation, so Mr. Gorey and Ms. Riley will receive certain additional non-cash benefits pursuant to their agreements.

Mr. Reimer will receive an aggregate lump sum cash payment of $1,171,839 pursuant to his Severance Agreement and Change of Control Agreement. This amount includes a payment of $400,692 as his “Separation Benefit” pursuant to the Severance Agreement, 50% of which is allocable to his noncompetition covenants under such Severance Agreement, plus $771,147, which is his “Separation Benefit” under the Change of Control Agreement. This latter amount is subject to immaterial adjustment based on Mr. Reimer’s actual W-2 wages for 2009. Mr. Reimer’s total payment is limited by the above-described 280G Limitation, which limits his total compensation payable in connection with a termination associated with a “change of control” of Quixote to 299% of the 5-year average of his taxable W-2 compensation. As a result of the 280G Limitation, Mr. Reimer will not be entitled to receive any consideration with respect to any unvested stock options and unvested restricted stock. Furthermore, application of the 280G Limitation will deny him receipt of other non-cash benefits otherwise available to him under the Change of Control Agreement.

In contrast, Mr. Gorey’s and Ms. Riley’s respective benefits under each of their respective Severance Agreements and Change of Control Agreements will not be capped by application of the 280G Limitation. Thus, the Quixote stock options and Quixote restricted stock previously granted to them but not vested as of their termination date will become fully vested and their respective unvested stock options will become fully exercisable in connection with the merger. Mr. Gorey will receive a total lump sum payment of $1,672,685 in cash upon the closing of the merger, pursuant to the terms of his Severance Agreement and Change of Control Agreement. Of this amount, $328,864 constitutes his “Separation Benefit” pursuant to his Severance Agreement, fifty percent of which constitutes consideration for his noncompetition covenants under the Severance Agreement. The balance of the cash payable to Mr. Gorey, $1,343,821, represents his Separation Benefit under the Change of Control Agreement plus a tax gross-up on the acceleration of vesting of certain restricted stock previously granted to him. Similarly, Ms. Riley will receive a total lump sum payment of $1,140,231 in cash upon the closing of the merger, pursuant to the terms of her Severance Agreement and Change of Control Agreement. Of this amount, $248,712 constitutes her “Separation Benefit” pursuant to her Severance Agreement, 50% of which is attributable to her noncompetition covenants thereunder. The balance of the cash payable to Ms. Riley, $891,519, represents her Separation Benefit under the Change of Control Agreement plus a tax gross-up on the above described acceleration of vesting of her restricted stock. Additionally, after their termination, Mr. Gorey and Ms. Riley will each be entitled to receive from Quixote reimbursement of their medical insurance premiums and otherwise unreimbursed medical expenses for a period of 18 months following the termination of their employment with Quixote.

The above summary of the Severance Agreements, Change of Control Agreements and Amendments is qualified in its entirety by reference to the Severance Agreements, Change of Control Agreements and Amendments; which are filed as Exhibit (e)(3) hereto and are incorporated herein by reference.

The following table sets forth the agreed upon severance payments to our Executive Officers upon a termination without cause by the Company immediately following the Effective Time of the merger in accordance with the merger agreement.

	Agreed Cash Payment on
	Termination Without	Health Insurance
Name	Cause as of Effective Time	Benefits Continuation(1)	Total(1)

Bruce Reimer	$1,171,839	$0	$1,171,839
Daniel P. Gorey	1,672,685	16,296	1,688,981
Joan R. Riley	1,140,231	20,569	1,160,800

(1)	Health insurance benefit costs were estimated using the COBRA rates of the Company in effect as of the date of this Schedule 14D-9. There can be no assurance that this COBRA rate will in fact be applicable to Mr. Gorey or Ms. Riley. This estimate does not include any estimated amounts for payments of unreimbursed medical expenses that may be payable to Mr. Gorey or Ms. Riley as a result of their termination of employment with Quixote following the merger in accordance with the merger agreement.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of certain material payments and benefits payable to Quixote’s directors and Executive Officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates”. The table includes the value of shares owned assuming the Executive Officers validly tender all of the Shares held by them, including all Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, the Option Spread Value for Company Stock Options and the value of potential severance payments (other than the Reimer Forfeited Shares and Reimer Forfeited Options, which are not included). All amounts other than the estimates with respect to health continuation are based on, among other things, each Executive Officer’s and director’s compensation, stock holdings and restricted stock award holdings as of December 29, 2009 and option holdings as of December 29, 2009, and assume that each Executive Officer will receive the maximum amount of severance payments under his or her employment agreement. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

	Value of			Total Cash
	Shares Owned,			Payments on
	Including Shares			Termination,
	Underlying	Option Spread	Option Spread	Including Health
	Restricted	Value from	Value from	Insurance Benefits
Name	Stock Awards	Vested Options	Unvested Options	Continuation(1)	Total(1)

Leslie J. Jezuit	$864,840.90	$0	$22,400.00	$0	$887,240.90
Bruce Reimer(2)	110,661.10	0	0	1,171,839.00	1,282,500.10
Daniel P. Gorey	534,293.10	0	172,000.00	1,688,981.00	2,395,274.10
Robert D. van Roijen	719,026.00	0	22,400.00	0	741,426.00
Lawrence C. McQuade	371,954.00	0	22,400.00	0	394,354.00
Duane M. Tyler	12,760.00	0	22,400.00	0	35,160.00
Clifford D. Nastas	0	0	22,400.00	0	22,400.00
Joan R. Riley	610,476.68	0	129,000.00	1,160,800.00	1,900,276.68

(1)	Health insurance benefit costs were estimated using the COBRA rates of the Company in effect as of the date of this Schedule 14D-9. There can be no assurance that this COBRA rate will in fact be applicable to Mr. Gorey or Ms. Riley. This estimate does not include any estimated amounts for payments of unreimbursed medical expenses that may be payable to Mr. Gorey or Ms. Riley as a result of their termination of employment with Quixote following the merger in accordance with the merger agreement.

(2)	As a result of the 280G Limitation discussed above, Mr. Reimer will be required to forfeit his right to receive (i) the value attributable to 900 shares of restricted Common Stock ($5,742.00) and (ii) $260,900 in Option Spread Value attributable to unvested Company Stock Options. These amounts are not included above.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under the DGCL.

The merger agreement provides that from and after the Effective Time, the surviving corporation, to the full extent required by the Company’s Charter and Amended and Restated Bylaws and permitted under applicable law, will indemnify each individual who at or prior to the Effective Time were directors or officers of the Company with respect to all acts or omissions by them in their capacities as such, subject to such persons compliance with the terms and conditions of the Merger Agreement in respect of such idemnification.

The merger agreement further provides that through the sixth anniversary of the Effective Time, Parent will cause the surviving corporation in the merger to maintain in effect directors’ and officers’ liability insurance coverage not less than the existing coverage and with other terms not materially less favorable than as set forth in the Company’s insurance policy in place covering its directors and officers from loss arising from the performance of their duties with or on behalf of the Company (the “D&O Insurance Policy”) for the benefit of the Company’s directors and officers that are insured under the D&O Insurance Policy, but only to the extent related to actions and omissions prior to the Effective Time; provided, however, that in no event shall Parent or the surviving corporation be required to expend an aggregate amount in excess of 300% of the last annual premium paid by the Company with respect to the D&O Insurance Policy prior to the date of the merger agreement (the “Maximum Amount”). The merger agreement provides that prior to the Effective Time the Company shall cause coverage to be extended under the D&O Insurance Policy by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance Policy, subject to the Maximum Amount.

Representation on the Board of Directors

The merger agreement provides that once Purchaser has acquired any Shares pursuant to the Offer, for so long as Parent and its subsidiaries hold at least 60% of the outstanding Shares, Parent will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Parent pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Parent, Purchaser and any other subsidiary of Parent, and having a denominator equal to the total number of Shares then issued and outstanding. Quixote has agreed to cause Purchaser’s designees to be elected or designated to the board of directors and if requested by Parent or Purchaser, to obtain resignations of incumbent directors and/or to increase the size of the board of directors to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time for so long as Parent and its subsidiaries hold at least 60% of the outstanding Shares, to the extent requested by Purchaser, Quixote must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable securities law and the Nasdaq Marketplace Rules, on each committee of Quixote’s board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the Effective Time of the merger, the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom (i) is not an officer of the Company or any subsidiary of the Company (ii) qualifies as an “independent director” as defined in Nasdaq Rule 4200(a)(15)(B) and (iii) is eligible to serve on the Company’s audit committee under applicable Exchange Act and Nasdaq rules (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, unless the remaining Independent Director elects or designates another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, the remaining directors shall be required to designate such person (or persons) and such person (or persons) shall be deemed to be Independent Directors.

After the election or appointment of Parent’s designees to Quixote’s board of directors, the affirmative vote of all of the Independent Directors then in office shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter, the Bylaws or applicable law) be required for the Company to:

•	amend or terminate the merger agreement;

•	extend the time for performance of any obligation or action by Parent or Purchaser under the merger agreement;

•	waive, exercise or enforce any of the Company’s rights under the merger agreement; or

•	amend the certificate of incorporation or bylaws of the Company in a manner that adversely affects holders of Common Stock.

The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated by reference.

Employee Benefit Matters

The merger agreement provides that Parent will honor in accordance with their terms all Company employee benefit plans and certain employment and severance agreements and all accrued benefits vested thereunder and that, for six months following the Effective Time, Parent will provide or cause to be provided to employees of the Company and the Company subsidiaries (to the extent such employees remain employees of the Company or Company subsidiaries) employee benefits that are not materially less favorable in the aggregate than those benefits currently provided by the Company and its subsidiaries (except with respect to the value attributable to their equity-based compensation, severance benefits or change of control benefits) prior to the Effective Time of the merger. Pursuant to the merger agreement, the Company will terminate each of the Company Stock Plans effective as of the Effective Time of the merger.

For the purposes of all employee benefit plans (not including any equity-based plans), programs and arrangements maintained by or contributed to by Parent and its subsidiaries (including the surviving corporation) (the “Parent Plans”), Parent shall, or shall cause its subsidiaries to, cause each such plan, program or arrangement to treat the prior service with the Company and its affiliates of each person who is an employee or former employee of the Company or its subsidiaries immediately prior to the Effective Time (a “Company Employee”) as service rendered to Parent or Parent’s subsidiaries for purposes of eligibility, vesting and vacation entitlement but not for benefit accrual or severance entitlement. Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the closing of the merger occurs, to the extent that, following the Effective Time, they participate in any other plan for which deductibles or co-payments are required. Parent shall also cause each Parent Plan in which Company Employees participate to waive any preexisting condition that was waived under the terms of any Company employee benefit plan immediately prior to the Effective Time or waiting period limitation that would otherwise be applicable to a Company Employee on or after the Effective Time. Additionally, following the Effective Time, Parent shall recognize any accrued but unused vacation time of the Company Employees under the Company’s employee benefit plans.

The foregoing summary concerning employee benefit matters does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b)	Agreements, Arrangements or Understandings between the Company or its Affiliates and the Purchaser, its Executive Officers, Directors or Affiliates.

Merger Agreement

The summary of the material provisions of the merger agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The merger agreement contains representations and warranties that the Company, Parent and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure letter that the Company delivered in connection with signing the merger agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure letter. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser or any of their respective affiliates.

Confidentiality Agreement

On October 17, 2008, the Company and Trinity entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and its respective representatives solely for the purpose of evaluating a possible transaction between Trinity and its affiliates and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, until the twelve month anniversary of the date of the confidentiality agreement (the “standstill period”), each party agreed, subject to certain exceptions, that it would not (a) solicit for hire or employ any director, officer or employee of the other party or any of its subsidiaries, or (b) without the prior written consent of the other party or its board of directors (i) acquire, publicly offer to acquire, or agree to acquire, directly or indirectly, any voting securities or assets of the other party, (ii) make, or in any way participate, directly or indirectly, in any proxy solicitation to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the other party, (iii) form, join or in any way participate in a group (as defined in Section 13(d) of the Exchange Act) in connection with the foregoing, (iv) take any action that could be reasonably expected to require the other party to make a public announcement of any of the events described in clauses (i), (ii) or (iii) above, or (v) publicly request the other party or any of its representatives, directly or indirectly, to amend or waive any of the provisions of clauses (i), (ii), (iii) or (iv) above (collectively, the “standstill provisions”). On October 17, 2009, the standstill period and the standstill provisions expired. The Company requested that Trinity extend the standstill provisions following their expiration, but Trinity declined. The above summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Trinity Loan to Company

If, as of February 11, 2010, (i) the consummation of the merger has not occurred and the merger agreement has not been terminated by Parent, (ii) Purchaser has not purchased any tendered Shares solely as a result of the Minimum Condition not being satisfied, or (iii) Parent or the Company has terminated this merger agreement pursuant to certain specific provisions of the merger agreement, Parent shall loan the Company on February 12, 2010 the amount of funds necessary for the 100% repurchase of any Convertible Securities (as defined below) that are put to the Company pursuant to Article XVI of that certain Indenture by and between the Company and Wells Fargo Bank National Association, as successor to LaSalle Bank National Association, as trustee, dated as of February 9, 2005 (as amended); provided, however, that (x) the amount loaned to the Company by Parent shall in no event exceed $7,000,000, (y) all funds loaned to the Company by Parent shall be used by the Company to complete the repurchase of 100% of the Convertible Securities, and (z) the Company shall use any and all funds available to it (including cash on hand and funds available pursuant to other financing arrangements, other than funds used for normal working capital purposes) to repurchase such Convertible Securities in an effort to minimize the principal amount loaned to the Company by Parent. The loan shall be evidenced by an unsecured three-year promissory note, bearing interest at 12% per annum on the unpaid principal balance, that may be prepaid at any time and from time to time, in whole or in part, without premium or penalty. Such loan will be on additional terms and conditions consistent with similar non-public unsecured debt issues.

“Convertible Securities” shall mean the 7% Convertible Senior Subordinated Notes due February 15, 2025 issued by the Company on February 9, 2005 pursuant to the Indenture, dated as of February 9, 2005,

between the Company and Wells Fargo Bank National Association, as successor to LaSalle Bank National Association, as trustee.

Termination of Bruce Reimer, Daniel P. Gorey and Joan R. Riley

The merger agreement provides that the Company will terminate the employment of Mr. Reimer, Mr. Gorey and Ms. Riley immediately following the Effective Time and pay to each of Mr. Reimer, Mr. Gorey and Ms. Riley those amounts described above under “Potential Severance Payments Upon Termination.”

Item 4.	The Solicitation or Recommendation.

On December 29, 2009, the board of directors unanimously (i) approved and declared it advisable that the Company enter into the merger agreement, (ii) determined that the terms of the Offer, the merger and the other Contemplated Transactions are advisable, and in the best interests of, Quixote and its stockholders, (iii) approved the merger agreement, approved the Contemplated Transactions and recommended that Quixote’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, vote in favor of the approval and adoption of the merger agreement, (iv) approved all other actions necessary to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar statute or regulation, and (v) approved an amendment to the Rights Agreement to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from the effects of the Rights Agreement and provide for the termination of the Rights Agreement as of the Effective Time of the merger.

Accordingly, and for the reasons described in more detail below, the board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the merger agreement and approve the merger.

The foregoing reference to the Rights Agreement amendment does not purport to be a complete description of such amendment and is qualified in its entirety by reference to the Rights Agreement amendment, which has been filed as Exhibit (e)(2) hereto and is incorporated by reference.

A press release, dated January 7, 2010, issued by Quixote announcing the Offer, is included as Exhibit (a)(1)(vii) to this Schedule 14D-9, and is incorporated herein by reference. A letter to stockholders of Quixote from the Chairman of the Board of Quixote is included as Exhibit (a)(2)(i) to this Schedule 14D-9, and is incorporated herein by reference.

(i)	Background of the Offer

The following information was prepared by Quixote. Information about Trinity and the Purchaser was provided by Trinity and the Purchaser, and Quixote does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Quixote or its representatives did not participate.

As part of the ongoing evaluation of its business, our board of directors and senior members of our management, on occasion with outside financial and legal advisors, regularly review and assess different strategies for improving Quixote’s competitive position and enhancing shareholder value. Discussions with various third parties, including prospective acquirers of part or all of Quixote, have occurred in this context over the Company’s history, including most recently since April 2008.

On April 1, 2008, Mr. Leslie J. Jezuit, then the Company’s Chairman, President and CEO, received a telephone call from the chief executive officer of a competitor, referred to as “Company A”, to alert him that Company A was preparing to send an indication of interest to purchase the Company. Quixote received the unsolicited letter from Company A on April 2, 2008 proposing an offer of $11 to $13 per share, payable in Company A stock, subject to confirmatory due diligence and negotiation of mutually acceptable documentation.

Mr. Jezuit reported the receipt of the telephone call and the offer to the board of directors. The board of directors, together with Ms. Joan R. Riley, Quixote’s Vice President, General Counsel and Secretary and a representative of Holland & Knight LLP (“Holland & Knight”), the Company’s legal advisor, met by telephone conference on April 14, 2008. After a discussion of the offer, the board of directors concluded that Quixote was worth substantially more than the Company A offer, noting that while Quixote stock had been trading in a range of $8 to $9 per share on the date of the letter, it was then trading at $12 per share, and rejected the offer, reaffirming in those discussions that the Company was not for sale. The board of directors reviewed and commented on a response letter summarizing the Company’s position prepared by management, and authorized management to finalize the response letter and deliver it to Company A, which Mr. Jezuit did shortly after the April 14 meeting. Company A’s chief executive officer called Mr. Jezuit upon receipt of the response letter, indicating Company A’s continuing interest and advising that he would respond after further review. Company A’s chief executive officer responded by letter dated April 29, 2008 indicating that Company A could not offer a per share price greater than $16.

On May 13, 2008, following receipt of a standard confidentiality agreement, Mr. Jezuit, Mr. Daniel P. Gorey, Quixote’s Executive Vice President, Chief Financial Officer and Treasurer, Ms. Ann Voss, the Company’s Corporate Controller and Mr. James E. Connell, the then President of the Company’s Protect and Direct business segment, made a presentation with respect to the Company’s financial and operational position to representatives of a prospective strategic buyer that had in the past indicated interest in the Company’s businesses in Holland & Knight’s Chicago, Illinois offices. This party subsequently declined to pursue further discussions.

During late May 2008 and June 2008, Quixote interviewed several financial firms to provide assistance on strategic planning. In June 2008, J.P. Morgan Securities Inc. (“JPMorgan”) began actively advising Quixote on strategic alternatives. On July 10, 2008, Quixote formally engaged JPMorgan to serve as its financial advisor to assist in a strategic review of Quixote and to make recommendations to maximize shareholder value.

During the week of June 23, 2008, Mr. Jezuit received a telephone call from Company A’s chief executive officer, who indicated that Company A had reevaluated its April 29, 2008 letter and reaffirmed Company A’s interest in further discussing its interest in acquiring Quixote.

On June 26, 2008, at JPMorgan’s invitation, Mr. William A. McWhirter II, Trinity’s Senior Vice President and Chief Financial Officer, and Mr. John M. Lee, Trinity’s Vice President, Business Development, met with Mr. Philip Cavatoni, Mr. Ryan Fiedler and Mr. Erik Saito of JPMorgan at JPMorgan’s Chicago, Illinois office. Mr. Cavatoni inquired as to Trinity’s level of interest in a possible transaction with Quixote. Mr. McWhirter indicated that Trinity was potentially interested in acquiring Quixote. During this meeting, the parties did not propose or discuss specific terms of an acquisition.

The board of directors, together with Ms. Riley and a representative of Holland & Knight, met by telephone conference on June 27, 2008. Mr. Jezuit reported on the discussions with Company A and Trinity. Holland & Knight presented a memorandum to the board of directors summarizing the fiduciary duties of the board of directors in the context of their consideration of the outstanding unsolicited offer to purchase the Company received from Company A and the discussions with Trinity and other possible acquirers.

On July 25, 2008, the Company sold all of the issued and outstanding capital stock of the three subsidiaries constituting the Company’s Intersection Control business segment to Signal Group, Inc. for $20 million. The objective of this sale was to raise cash to strengthen the Company’s balance sheet.

During July 2008 and August 2008, JPMorgan representatives had several conversations with Company A and its financial representatives. During this period, JPMorgan also spoke with another potential strategic buyer, as well as representatives of a Company employee who had expressed interest in proposing a management buyout of Quixote.

On August 5, 2008, JPMorgan made a presentation at a meeting of the board of directors of the Company in Chicago, Illinois covering a range of topics, including valuation, strategic alternatives and the results of their discussions with third parties.

On September 2, 2008, Quixote entered into a confidentiality agreement with Company A, containing standard standstill and non-solicitation provisions. On September 5, 2008, senior management of Quixote, together with representatives of JPMorgan, made a presentation to Company A about the financial and operational aspects of Quixote’s business.

On October 8, 2008, the board of directors of Quixote met in Chicago, Illinois. At that meeting, JPMorgan provided an update on its discussions with Company A, provided its evaluation of other potential buyers, updated its valuation review of the Company and presented an overview of the credit market crisis and its potential effects on any strategic transactions. Holland & Knight then made a presentation on governance matters. The board of directors and its advisors had a series of discussions on these presentations.

On October 17, 2008, the Company entered into a confidentiality agreement with Trinity, containing customary standstill and non-solicitation provisions for a period of twelve months.

On October 20, 2008, senior members of Quixote’s management, including Mr. Jezuit, Mr. Gorey, Ms. Riley and Ms. Voss, met with Mr. Timothy R. Wallace, Trinity’s Chairman, Chief Executive Officer and President, Mr. McWhirter, Mr. Mark W. Stiles, Trinity’s Senior Vice President and Group President and Mr. S. Theis Rice, Trinity’s Vice President and Chief Legal Officer, in JPMorgan’s offices in Chicago, Illinois. During the course of the meeting, Quixote made a presentation to Trinity, and the parties discussed the potential strategic benefits and synergies of a possible acquisition of Quixote by Trinity. During this meeting, the parties did not propose or discuss specific terms of an acquisition.

On October 30, 2008, Mr. McWhirter sent a letter to Mr. Cavatoni of JPMorgan offering to acquire all of the outstanding shares of Common Stock for a purchase price range of $9.50 to $10.50 per share in cash, subject to confirmatory due diligence and customary closing conditions. By a subsequent telephone call from Trinity’s financial advisor, Banc of America Securities LLC (“BofA Merrill Lynch”), on behalf of Trinity, to JPMorgan, Trinity raised its offer price to $11.50 a share. During November 2008, Trinity conducted documentary and other due diligence of materials made available by Quixote via an online data room.

On November 3, 2008, following receipt of a standard confidentiality agreement, Mr. Jezuit, Mr. Gorey, Ms. Riley and Ms. Voss made a presentation with respect to the Company’s financial and operational position to representatives of a private investor with whom the Company has had prior contact in JPMorgan’s Chicago, Illinois offices. This party subsequently declined to pursue further discussions.

On November 5, 2008, the closing price of the Company’s common stock was $6.88 per share. On November 6, 2008, Company A sent a letter to Mr. Jezuit offering to acquire all of the outstanding shares of common stock of Quixote for a purchase price of $10.00 per share payable 100% in Company A common stock, again subject to confirmatory due diligence, negotiation of mutually acceptable documentation and final approval by Company A’s board of directors.

On November 12, 2008, the Company’s board of directors, with Ms. Riley and a representative of Holland & Knight present, met in Chicago, Illinois, with representatives of JPMorgan participating by telephone, to discuss the current offers made by Trinity and Company A. JPMorgan recommended, and the board approved and directed, that management continue to pursue negotiations with Trinity, including confirmatory due diligence, on an expedited basis so that the board of directors could more fully consider and evaluate the Trinity offer.

Following that meeting, JPMorgan continued conversations with Trinity and Company A in November 2008. JPMorgan also made inquiries of several other potentially interested parties, but did not receive any positive responses.

On December 1, 2008, Mr. McWhirter called Mr. Gorey to inform him of Trinity’s decision to terminate discussions based on the reassessment of Trinity’s operational and financial needs in light of the prevailing economic uncertainties, while expressing Trinity’s continuing interest in acquiring the Company.

On December 4, 2008, the Company’s board of directors met by telephone conference, with Ms. Riley, a representative of Holland & Knight and representatives of JPMorgan participating, to discuss the status of the Company’s strategic alternatives in light of the prevailing economic uncertainties and the corresponding negative impact on the capital and other financial markets. Based on the information provided by JPMorgan, the board of directors concluded that it would not be possible to execute a transaction at an acceptable price and consequently, JPMorgan recommended to the board of directors that it discontinue further discussions with potential acquirers.

On December 5, 2008, Mr. Wallace called Mr. Jezuit to explain Trinity’s decision to end discussions with respect to an acquisition of the Company.

During the first eight months of 2009, Quixote focused its attention on its operating businesses and the February 2010 repurchase obligations of up to $40 million under its Convertible Securities. The following events occurred during this time:

•	On January 1, 2009, Mr. Bruce Reimer was named the President and Chief Executive Officer of the Company.

•	On February 6, 2009, the Company retained Lazard Frères & Co. as its financial advisor in regards to the restructuring of the Convertible Securities. This engagement ended in accordance with the terms of the agreement on May 6, 2009.

•	On March 4, 2009, Belgrave Investment Holdings, LLP, filed a Form 13D and on March 10, 2009 filed a Form 13D/A disclosing its acquisition of 22.8% of the Common Stock.

•	On March 16, 2009, the Company adopted the Rights Agreement, in order to protect its net operating losses in the face of volatility in the Common Stock in recent months.

•	On July 10, 2009, JPMorgan’s engagement ended in accordance with the terms of the agreement.

•	In August 2009, a special committee of the board of directors interviewed financial advisors with respect to the restructuring of the Convertible Securities obligations and other financial advisory services.

On September 1, 2009, the Company announced it had engaged Morgan Keegan & Company, Inc. (“Morgan Keegan”) as its financial advisor with respect to restructuring or refinancing its Convertible Securities obligations.

On September 11, 2009, the Company received an unsolicited letter from Company A, indicating its interest to acquire the Company for a consideration of $3.00 per share (allowing stockholders to elect to receive cash, Company A common stock or a combination of stock and cash), plus up to $36 million for the payment of obligations to the holders of the Convertible Securities, subject to confirmatory due diligence, negotiation of mutually acceptable documentation and final approval by Company A’s board of directors. On September 10, 2009, the closing price of the Common Stock was $2.35 per share.

On September 14, 2009, the Company entered into a second engagement letter in which Morgan Keegan agreed to provide financial advice to the Company with respect to unsolicited offers for the Company, including Company A’s offer.

On September 24, 2009, the board of directors met by telephone conference, together with Ms. Riley and representatives of Morgan Keegan and Holland & Knight, to review the $3.00 per share offer from Company A. After discussions, the board determined that this offer was too low. Mr. Jezuit communicated the board’s decision by letter dated September 25, 2009 to Company A’s chief executive officer, who responded by a letter dated October 8, 2009 that he was “disappointed” in the Company’s rejection of Company A’s offer.

In late September 2009, Vaisala Inc. (“Vaisala”) expressed interest in a possible acquisition of the Company’s Inform business segment and, after entering into a standard confidentiality agreement with the Company, began preliminary due diligence. On October 1, 2009, Company management and a representative of Morgan Keegan met with Vaisala’s representatives in Chicago, Illinois to discuss the potential transaction.

On October 16, 2009, Mr. McWhirter and Mr. Stiles met with Mr. Jezuit and Mr. Gorey to discuss the possibility of Trinity acquiring a portion of Quixote’s Protect and Direct business segment. Mr. Jezuit and Mr. Gorey indicated that Quixote was not interested in selling the Protect and Direct business segment.

On October 21, 2009, the Company received a letter from Vaisala indicating its interest in acquiring the Company’s Inform business segment for a price range of $18-$22 million, subject to due diligence and acceptable documentation.

On October 27, 2009, the Company received a letter from Company A indicating its interest in acquiring the Company for a consideration of $4.15 a share (payable at least 50% in Company A stock), plus $40 million for the payment of obligations to holders of the Convertible Securities, subject to confirmatory due diligence, negotiation of mutually acceptable documentation and final approval by Company A’s board of directors.

On November 6, 2009, the board of directors, with Ms. Riley and representatives of Morgan Keegan and Holland & Knight participating, held a telephonic meeting to discuss the offer from Vaisala for the Inform business segment, the current offer from Company A for the Company and the current status of other financing arrangements being pursued with respect to the funding of the repurchase obligations of the Convertible Securities. After extended discussion, the board of directors unanimously decided to decline the October 27, 2009 offer from Company A and directed management to inform Company A of this decision. Mr. Jezuit sent a letter to the chief executive officer of Company A dated November 11, 2009, stating that Company A’s proposal at $4.15 per share did not provide sufficient value to Quixote’s stockholders. On November 10, 2009, the closing price of the Common Stock was $2.00 per share.

On November 12, 2009, Mr. McWhirter sent a letter to Mr. Jezuit offering to acquire all of the outstanding shares of Common Stock for a purchase price of $5.00 per share in cash, subject to confirmatory due diligence and customary closing conditions. On November 13, 2009, Mr. Jezuit contacted Mr. McWhirter by telephone to inform him that Quixote would respond after its directors meeting at Quixote’s annual stockholder meeting on November 19, 2009.

On November 18, 2009, the closing price of the Common Stock was $1.76 per share. On November 19, 2009, the board of directors met, together with Ms. Riley and representatives of Morgan Keegan, in Chicago, Illinois at its regularly scheduled annual meeting to, among other things, review the status of the Company’s efforts to refinance or restructure its Convertible Securities and discuss the latest offer from Trinity. After this discussion, the board determined that the $5.00 per share offer was too low.

Shortly thereafter, Mr. Jezuit contacted Mr. McWhirter and indicated that Trinity’s proposed price of $5.00 per share was below a level that the board would consider.

On December 1, 2009, Mr. McWhirter sent a revised letter to Mr. Jezuit offering to acquire all of the outstanding shares of Common Stock for a purchase price of $6.00 per share in cash, subject to confirmatory due diligence and customary closing conditions. In addition, Trinity agreed to increase the purchase price by the per share amount by which the net proceeds from the sale of the Inform business segment exceeded $18 million; provided that the purchase price to be paid by Trinity would not increase by more than $2 million as a result of the Inform sale.

On December 7, 2009, the board of directors, with Ms. Riley and representatives of Morgan Keegan and Holland & Knight participating, held a telephonic meeting to discuss the current status of the sale of the Inform business segment, the other financing arrangements being pursued with respect to funding the repurchase obligations of the Convertible Securities and the discussions with Trinity. After discussions, the board determined that Trinity’s most recent proposal warranted further consideration and authorized Morgan Keegan to respond to Trinity with a counterproposal. Morgan Keegan contacted BofA Merrill Lynch that evening with Quixote’s counteroffer to Trinity of $6.50 per share in cash plus the per share amount by which the net proceeds from the sale of the Inform business segment exceeded $18 million; provided that the purchase price to be paid by Trinity would not increase by more than $2 million as a result of the Inform sale.

Trinity informed Quixote that the Trinity board of directors held a regularly scheduled meeting on December 8, 2009 during which it discussed Trinity’s offer to acquire Quixote, approved the acquisition of Quixote within certain timing, structural and valuation parameters, and authorized certain Trinity executive officers to manage the transaction process and enter into the merger agreement and ancillary agreements on Trinity’s behalf.

On December 10, 2009, Mr. McWhirter responded to the counteroffer by sending another letter to Mr. Jezuit offering to acquire all of the outstanding shares of Common Stock for a purchase price of $6.25 per share in cash, plus the per share amount by which the net proceeds from the sale of the Inform business segment exceeded $18 million; provided that the purchase price to be paid by Trinity would not increase by more than $2 million as a result of the Inform sale. The offer was made subject to confirmatory due diligence and customary closing conditions.

On December 11, 2009, Morgan Keegan held several telephonic discussions with BofA Merrill Lynch to discuss Trinity’s counteroffer, in particular to discuss the calculation of the net proceeds from the sale of the Inform business segment. With respect to such calculation, Quixote requested, and Trinity agreed, that the amount set aside for escrow purposes would be excluded from the calculation of net proceeds, and that net proceeds would be calculated based solely upon the gross proceeds less any fees and expenses directly attributable to the Inform transaction.

During the period of December 1, 2009 through December 12, 2009, Vaisala proceeded with its due diligence with respect to the Company’s Inform business segment, and Company management, together with representatives of Morgan Keegan and Holland & Knight, negotiated the terms and conditions of the sale of the Company’s Inform business segment to Vaisala.

On December 12, 2009, the board of directors, together with Ms. Riley and representatives of Morgan Keegan and Holland & Knight, met telephonically and approved the sale of the Inform business segment to Vaisala, discussed the terms of Trinity’s December 10, 2009 offer, and approved a third Morgan Keegan engagement letter which covered the sale of the Company. After extended discussions, the board of directors authorized Company management to continue negotiations with Trinity for a price in excess of $6.25 per share.

On December 14, 2009, Quixote and Morgan Keegan entered into the third engagement letter.

On December 14, 2009, Morgan Keegan contacted BofA Merrill Lynch stating that, in light of Trinity’s most recent proposal, Quixote would work with Trinity on due diligence and negotiating an acceptable merger agreement. On December 15, 2009, Mr. Gorey, Ms. Voss and a representative of Morgan Keegan, who were in Dallas, Texas in connection with the negotiation of Quixote’s sale of its Inform segment to Vaisala, met with Messrs. Wallace, McWhirter, Stiles, Rice and Lee at Trinity’s office to discuss transaction timing, structure and other strategies. In addition, at the December 15, 2009 meeting, Trinity delivered the first draft of the merger agreement and an initial due diligence request list to Quixote.

During the week of December 14, 2009 through December 18, 2009, Vaisala completed its due diligence with respect to the Company’s Inform business segment, and Company management, together with representatives of Morgan Keegan and Holland & Knight, negotiated the definitive agreements with respect to and completed the sale of the Company’s Inform business segment to Vaisala on December 18, 2009 for $20 million in cash.

On December 16, 2009, representatives of Trinity, including Weil Gotshal and Manges LLP (“Weil Gotshal”), its legal advisor, began to conduct documentary and other due diligence of materials made available by Quixote via an online data room. Trinity and its advisors continued to conduct remote due diligence of Quixote until December 29, 2009. During this period, representatives of Trinity met with representatives of Quixote at Holland & Knight’s Chicago, Illinois offices to conduct accounting, tax and operational due diligence and participated in follow-up diligence calls and meetings. During this time, Quixote and Holland & Knight also provided Trinity and Weil Gotshal with additional information in response to its initial and follow-up information requests.

On December 21, 2009, the closing price of the Common Stock was $2.26 per share.

On December 22, 2009 and December 23, 2009, Mr. Bruce C. Reimer, Quixote’s Chief Executive Officer and President, Mr. Gorey and Ms. Voss and Messrs. McWhirter, Rice, Lee and Mr. James Perry, Trinity’s Vice

President and Treasurer, together with the companies’ respective legal and financial advisors, met at Holland & Knight’s Chicago, Illinois office. During these meetings, the companies substantially finalized the terms of Trinity’s offer to purchase Quixote’s outstanding Common Stock and substantially completed the merger agreement negotiations.

On December 22, 2009, Holland & Knight provided the first revised draft of the merger agreement to Weil Gotshal, reflecting comments from Quixote. Later that day, on December 22, 2009, Weil Gotshal provided another revised draft of the merger agreement to Holland & Knight, reflecting comments from Trinity. During the course of the discussions on December 22, 2009 and December 23, 2009, Trinity and Quixote agreed that, pursuant to the preliminary calculations of the net proceeds from the sale of the Inform business segment, the purchase price would be $6.36 per share in cash. Both parties also agreed to further analyze the fees and expenses from Quixote’s sale of its Inform business segment in order to determine the final purchase price per share.

On the evening of December 22, 2009, the board of directors met by telephone conference, with representatives of Morgan Keegan and Holland & Knight participating, during which Mr. Reimer and Mr. Gorey updated the board of directors on the status of negotiations with Trinity. The board directed management and the Company’s advisors to proceed with negotiations with the goal of finalizing the merger agreement on acceptable terms.

On December 23, 2009, Holland & Knight circulated a draft of the disclosure letter to the merger agreement to Weil Gotshal. From December 24, 2009 through December 28, 2009, negotiations on the merger agreement, the disclosure letter and related ancillary documents continued among representatives of Trinity, Quixote, Weil Gotshal and Holland & Knight.

During the period of December 23, 2009 through December 27, 2009, management of the Company and representatives of Morgan Keegan provided various financial and operational information to Company A management and their financial representatives and had several telephonic meetings concerning that information. On December 23, 2009, Morgan Keegan on behalf of the Company asked Company A to confirm by noon on December 28, 2009 whether it would be able to offer a price “in excess of $6.50 a share” and deliver a binding merger agreement acceptable to the Company by the close of business of December 30, 2009. By email to Mr. Jezuit on December 28, 2009, Company A’s chief executive officer indicated that Company A was unable to meet the Company’s requirements for an offer in the time provided.

The board of directors, together with representatives of Morgan Keegan and Holland & Knight, met at Quixote’s offices in Chicago, Illinois in the afternoon of December 28, 2009, and continued their meeting, together with representatives of Holland & Knight, the morning of December 29, 2009. All members of the board of directors attended all portions of the board meeting. The representatives of Holland & Knight reviewed the merger agreement (the December 23, 2009 draft of which had been provided by email to the directors on December 24, 2009), the Offer and the merger, and reviewed again with the directors their fiduciary duties in voting on the merger agreement with Trinity. Morgan Keegan gave the board of directors financial analysis as to the fairness of the per share price of $6.38 to be received by the holders of Common Stock in the proposed transaction with Trinity and expressed its oral opinion (subsequently confirmed by its written opinion dated December 28, 2009) that, as of the December 28, 2009 date of the meeting and subject to the assumptions, qualifications and limitations to be set forth in its written opinion, the proposed price per share to be received by the holders of Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of Common Stock. Quixote stockholders are urged to read this separate written opinion, which is set forth in its entirety in Annex II, respectively, to this Schedule 14D-9, and the discussion of this opinion below in Item 4 under the captions “Opinion of Morgan Keegan.” The board of directors then unanimously (i) approved and declared it advisable that Quixote enter into the merger agreement, (ii) determined that the terms of the Offer, the merger and the other Contemplated Transactions were advisable, and in the best interests of, Quixote and its stockholders, (iii) approved the merger agreement, approved the Contemplated Transactions and recommended that Quixote’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, vote in favor of the approval and adoption of the merger agreement, (iv) approved all other actions necessary to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from any state takeover law, including any “fair price,” “moratorium,”

“control share acquisition,” “business combination,” or other similar statute or regulation, and (v) approved an amendment to the Rights Agreement to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from the effects of the Rights Agreement and provide for the termination of the Rights Agreement as of the Effective Time of the merger.

Immediately thereafter, on December 29, 2009 the members of the compensation committee of the board of directors met, together with representatives of Holland & Knight, and unanimously adopted a series of resolutions relating to the transaction with Trinity, including a resolution approving the arrangements described in the resolutions and finding that these arrangements constitute an “employment compensation, severance or other employee benefit arrangement” that satisfies the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended.

On December 29, 2009 and December 30, 2009, representatives from Trinity, Quixote, Weil Gotshal and Holland & Knight convened at Holland & Knight’s Chicago, Illinois office to finalize documents and to prepare for the parties’ signing the merger agreement on December 30, 2009. During those meetings, after further analysis of information pertaining to Quixote’s sale of its Inform business segment to Vaisala, the parties increased the purchase price per share to $6.38 in cash, provided for a loan by Trinity to the Company in certain circumstances should it be necessary for the Company to fund the repurchase of the Convertible Securities prior to completion of the merger (See Item 3 -“Past Contacts, Transactions, Negotiations and Agreements”), and finalized the disclosure letter and the ancillary documents related to the merger agreement.

On the morning of December 30, 2009, representatives of Quixote and representatives of Trinity and the Purchaser executed the definitive merger agreement and finalized the disclosure letter and ancillary agreements. After the close of trading for the day on NASDAQ, the parties issued a joint press release announcing the merger agreement and the transactions contemplated thereby.

(ii)	Reasons for Recommendation

In evaluating the merger agreement and the Contemplated Transactions, the board of directors consulted with Quixote’s senior management, Holland & Knight and Morgan Keegan in the course of reaching its determination to approve the merger agreement, the Offer, the merger and the Contemplated Transactions and to recommend that Quixote’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if required, adopt the merger agreement and approve the merger. The board of directors considered a number of factors, including the following material factors and benefits of the Offer and merger, each of which the board of directors believed supported its recommendation:

•	Quixote’s Business and Financial Condition and Prospects. The board of directors’ familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of Quixote, and the certainty of realizing in cash a compelling value for Shares in the Offer compared to the risk and uncertainty associated with the operation of Quixote’s business (including the risk factors set forth in Quixote’s Annual Report on Form 10-K for the year ended June 30, 2009 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009) in a volatile and unpredictable financial environment.

•	Review of Strategic Alternatives. The board of directors’ belief, after a review of strategic alternatives, and discussions with Quixote’s management and advisors, that the value offered to stockholders in the Offer and the merger was more favorable to the stockholders of Quixote than the potential value that might have resulted from other strategic opportunities reasonably available to Quixote, including remaining an independent company or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those opportunities.

•	Risks of Remaining Independent. The board of directors’ assessment, after discussions with Quixote’s management and advisors, of the risks of remaining an independent company, including risks relating to the challenges facing the United States economy and the currently uncertain economic outlook, the risks associated with the obligations of the Company to repurchase the Convertible Securities, and the unprecedented volatility of the credit and equity capital markets in the past year.

•	Solicitation of Other Parties. The board of directors considered the results of the strategic review process conducted by Quixote, with the assistance of JPMorgan from June, 2008 until July, 2009 and thereafter with the assistance of Morgan Keegan. The board of directors considered that, during this strategic process, JPMorgan and Morgan Keegan solicited third party interest in a possible transaction with Quixote from and provided financial and operation information to a number of potential strategic acquirers. The board of directors also considered (i) the results of the discussions with Company A since April, 2008 and in particular during the period of December 23 through December 27, 2009, (ii) whether parties other than Trinity or Company A would be willing or capable of entering into a transaction with Quixote that would provide value to Quixote’s stockholders superior to the Offer Price, (iii) the risks of the proposed transaction with Trinity and (iv) the fact that the board of directors could terminate the merger agreement to accept an unsolicited Superior Proposal (as defined in the merger agreement), subject to the payment of a termination fee, prior to the purchase of the Shares in the Offer.

•	Negotiations with Parent. The course of discussions and negotiations between Quixote and Trinity, resulting in increases totaling $1.38, or approximately 28%, in the $5.00 price per Share offered by Trinity on November 12, 2009, and improvements to the terms of the merger agreement in connection with those negotiations, including the provision of the Trinity loan to fund the Company’s obligations to the holders of its Convertible Securities, subject to the terms set forth in the merger agreement.

•	Premium to Stock Price. The $6.38 price to be paid for each Share represented a 131.2% premium over the closing price of $2.76 for the Common Stock on December 28, 2009, as well as the premiums of the Offer Price relative to the trading prices for the Common Stock over the various measurement periods and dates identified below in this Item 4 under the caption “Opinion of Morgan Keegan”.

•	Financial Advisor’s Fairness Opinion and Related Analyses. The oral opinion of Morgan Keegan delivered on December 28, 2009, and subsequently confirmed by its respective written opinion dated December 28, 2009 to the board of directors, to the effect that, as of December 28, 2009 and subject to the various assumptions, qualifications and limitations to be set forth in its written opinion, the $6.38 per share in cash to be received by the holders of the Common Stock in the proposed transaction was fair, from a financial point of view, to the holders of the Common Stock, and its respective related financial analyses presented to the board of directors by Morgan Keegan. Quixote’s stockholders are urged to read this written opinion in its entirety attached as Annex II to this Schedule 14D-9, and the discussions of this opinion below in this Item 4 under the captions “Opinion of Morgan Keegan.”

•	Identity of the Purchaser. The board of directors considered the fact that Trinity has had a long-standing interest in acquiring Quixote and has the financial capability to complete the Contemplated Transactions.

•	Likelihood of Completion. The belief of the board of directors that the Offer and the merger likely will be completed, based on, among other things, the absence of a financing condition and Trinity’s representation that it has sufficient financial resources to pay the aggregate Offer Price and consummate the Offer and the merger.

•	Tender Offer Structure. The fact that the transaction is structured as a tender offer with a second-step merger. The tender offer can be completed, and the Offer Price can be delivered to Quixote’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction for stockholders, employees and partners. Stockholders who do not tender their Shares in the Offer will receive in the second-step merger the same Offer Price as paid in the Offer.

•	Extension of Offer. The fact that, subject to certain rights to terminate, Trinity will be required to extend the Offer, at Quixote’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer are not satisfied as of such date until April 1, 2010 (or July 1, 2010 if the sole reason the merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a governmental authority of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings).

•	Cash Consideration. The consideration paid to holders of Shares in the Offer and merger is cash, which will provide certainty of value and liquidity to Quixote’s stockholders.

•	Terms of the Merger Agreement. The terms of the merger agreement, including the ability of Quixote under certain circumstances specified in the merger agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

•	Ability to Withdraw or Change Recommendation. The board of directors’ ability under the merger agreement to withdraw or modify its recommendation in favor of the Offer and the merger under certain circumstances, including its ability to terminate the merger agreement in connection with an unsolicited Superior Proposal (as defined in the merger agreement), subject to payment of a termination fee of $3,000,000.

•	Specific Performance. Quixote’s right under the merger agreement to seek the Delaware Court of Chancery to specifically enforce the terms of the merger agreement, including the consummation of the merger.

•	Reasonableness of Termination Fee. The termination fee payable by Quixote to Trinity in the event of certain termination events under the merger agreement and the board of directors’ determination that the termination fee is within the customary range of termination fees for transactions of this type.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights to Quixote’s stockholders who do not tender their Shares in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

•	Coverage of Convertible Securities. Subject to certain terms and conditions set forth in the merger agreement, Trinity’s agreement to provide Quixote certain funds necessary to satisfy its obligations to repurchase the Convertible Securities, in the event the merger is not completed, or the merger agreement has been terminated under certain circumstances, prior to the time such payments are required.

The board of directors also considered a variety of uncertainties and risks in its deliberations concerning the merger agreement and the Contemplated Transactions, including the Offer and the merger, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of Quixote, and stockholders will not benefit from any potential future appreciation in the value of the shares of Common Stock, including any value that could be achieved if Quixote engages in future strategic or other transactions or as a result of the improvements to Quixote’s operations.

•	Taxable Consideration. The gains from the Contemplated Transactions would be taxable to Quixote stockholders for federal income tax purposes.

•	Effect of Public Announcement. The effect of a public announcement of the merger agreement on Quixote’s operations, stock price, customers and employees and its ability to attract and retain key personnel.

•	Effect of Failure to Complete Transactions. If the Offer and the merger and other Contemplated Transactions are not consummated, the trading price of the Common Stock could be adversely affected, Quixote will have incurred significant transaction and opportunity costs attempting to consummate the transactions, Quixote’s business may be subject to disruption, the market’s perceptions of Quixote’s prospects could be adversely affected and Quixote’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions, and the Company’s ability to satisfy its obligations to the holders of the Convertible Securities could be materially and adversely effected, which could significantly dilute existing stockholders’ positions, or which could result in the Company filing for protection under the United States Bankruptcy Code.

•	Interim Restrictions on Business. The restrictions in the merger agreement on the conduct of Quixote’s business prior to the consummation of the merger, requiring Quixote to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Trinity, may delay or prevent Quixote from undertaking business opportunities that could arise prior to the consummation of the Offer or the merger.

•	Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the merger agreement on the active solicitation of competing proposals and the requirement, under the merger agreement, that Quixote pay a termination fee of $3,000,000 if the merger agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for Quixote prior to the consummation of the Offer and could impact Quixote’s ability to engage in another transaction for up to eighteen months if the merger agreement is terminated in certain circumstances.

•	Potential Conflicts of Interest. The Executive Officers of Quixote, including two Executive Officers who are also directors of Quixote, may have interests in the Contemplated Transactions, including the Offer and the merger, that are different from, or in addition to, those of Quixote’s stockholders. See “Item 3, Past Contacts, Transactions, Negotiations and Agreements.”

The foregoing discussion of information and factors considered by the board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the merger agreement and the Contemplated Transactions, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the board of directors viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the board of directors. Moreover, each member of the board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

(iii)	Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Executive Officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares, including shares of Common Stock underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions, held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended and, if necessary, to vote such Shares in favor of the adoption of the merger agreement and approval of the merger. No subsidiary of the Company owns Shares.

(iv)	Opinion of Morgan Keegan

General

Pursuant to an engagement agreement dated December 14, 2009, Quixote retained Morgan Keegan to act as its exclusive financial advisor in connection with the merger. Quixote selected Morgan Keegan to act as its financial advisor based on Morgan Keegan’s qualifications, expertise and reputation as a financial advisor to companies involved in business combination transactions. Prior to approving the merger agreement, the board of directors of Quixote requested that Morgan Keegan provide its opinion with respect to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares. At a meeting of the board of directors of Quixote on December 28, 2009, Morgan Keegan rendered its oral opinion, which was confirmed by delivery of a written opinion, dated December 28, 2009, to the effect that, as of the date of the opinion and based upon and subject to various assumptions and limitations and other matters set forth in its opinion, the Offer Price was fair, from a financial point of view, to holders of Shares.

Although subsequent developments may affect the opinion delivered by Morgan Keegan, Morgan Keegan does not have any obligation to update, revise or reaffirm its opinion after the date of the opinion, and Morgan Keegan has not updated, revised or reaffirmed its opinion in connection with Quixote’s recommendation to its stockholders on this Schedule 14D-9. Quixote’s obligation to consummate the merger is not conditioned upon such an update, and Quixote presently does not intend to obtain an update of the opinion of Morgan Keegan.

The full text of Morgan Keegan’s written opinion, which sets forth the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Keegan, is attached as Annex II to this Schedule 14D-9 and is incorporated into this document by reference in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken in connection with the Morgan Keegan opinion. This description of Morgan Keegan’s opinion should be reviewed together with the full text of the opinion. You are urged to read the opinion and consider it carefully. Morgan Keegan’s opinion is directed to the board of directors of Quixote and addresses only the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares. Morgan Keegan’s opinion does not address any other aspect of the merger agreement or the transactions contemplated thereby. Morgan Keegan’s opinion was only one of many factors considered by the Board in its evaluation of the merger and should not be viewed as determinative of the views of the Board with respect to the merger or the Offer Price. The terms of the merger, including the Offer Price, were determined through arm’s length negotiations between Quixote and Trinity and were approved by the board of directors of Quixote. Morgan Keegan provided advice to Quixote during these negotiations; however, Morgan Keegan did not recommend any specific amount of consideration to Quixote or the board of directors of Quixote or that any specific amount of consideration constituted the only appropriate consideration for the merger.

In connection with rendering its opinion, Morgan Keegan:

i. reviewed a draft of the merger agreement dated December 23, 2009;

ii. reviewed certain publicly available financial statements and other business and financial information pertaining to Quixote;

iii. reviewed certain non-public internal financial statements and other financial and operating data pertaining to Quixote;

iv. reviewed certain non-public financial forecasts pertaining to Quixote prepared by the management of Quixote (the “Quixote Forecasts”) and furnished to Morgan Keegan;

v. discussed the past and current operations, financial condition and prospects of Quixote with the management of Quixote;

vi. reviewed historical publicly reported prices and trading activity of the Common Stock;

vii. compared the financial performance of Quixote and the prices of the Common Stock with those of certain other publicly traded companies Morgan Keegan deemed relevant;

viii. compared certain financial terms of the Offer and the merger to financial terms, to the extent publicly available, of certain other business combination transactions Morgan Keegan deemed relevant;

ix. participated in discussions and negotiations among representatives of Quixote and its advisors;

x. reviewed the results of Morgan Keegan’s efforts to solicit, at Quixote’s direction, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Quixote; and

xi. performed such other analyses and considered such other factors as Morgan Keegan deemed appropriate.

In rendering its opinion, Morgan Keegan assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of all financial and other information that is available from public sources and all projections and other information provided to Morgan Keegan by or on behalf of Quixote or otherwise discussed with or reviewed by Morgan Keegan. In preparing its opinion, Morgan Keegan further relied upon the assurances of Quixote that it was not aware of any facts that would make the information provided by Quixote to Morgan Keegan inaccurate, incomplete or misleading. Morgan Keegan’s opinion is conditioned upon the accuracy, completeness and fair presentation of all information reviewed by Morgan Keegan. Subject to the exercise of professional judgment and except as described herein, Morgan Keegan has not attempted to verify independently the accuracy, completeness and fair presentation of such information. At the direction of Quixote, Morgan Keegan has assumed, without independent verification, that the Quixote Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Quixote as to the future financial performance of Quixote and in rendering its opinion Morgan Keegan expressed no view as to the reasonableness of the Quixote Forecasts or the assumptions on which they are based. Moreover, Morgan Keegan assumed that the definitive merger agreement would not differ in any material respect to Morgan Keegan’s analysis from the draft thereof furnished to Morgan Keegan.

Morgan Keegan did not make any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Quixote or of the Common Stock, nor was Morgan Keegan furnished with any such evaluations or appraisals. In preparing its opinion, Morgan Keegan assumed that the Offer and the merger will be consummated as provided in the merger agreement with full satisfaction of all covenants and conditions set forth in the merger agreement and without any waivers thereof and that the representations and warranties of each party contained in the merger agreement are true and correct in all material respects. Morgan Keegan also assumed that all draft documents referred to above in items (i) to (xi) are accurate reflections, in all material respects, of the final form of such documents. Finally, Morgan Keegan assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on Quixote or the ability to consummate the Offer and merger in accordance with the merger agreement.

Morgan Keegan’s opinion addressed only the fairness, from a financial point of view, to the holders of Common Stock of the consideration to be received by them in connection with the Offer and the merger. Morgan Keegan’s opinion expressed no view or opinion as to any terms or aspects of the Offer or the merger (other than the Offer Price to the extent expressly specified herein), including, without limitation, the form or structure of the Offer and merger or the Offer Price and the tax treatment of the Offer and merger to various constituencies. In addition, Morgan Keegan expressed no view or opinion as to the relative merits of the transactions contemplated by the merger agreement in comparison to other transactions that might have been available to Quixote and its stockholders or in which they might engage or as to whether any transaction might be more favorable to Quixote and its stockholders as an alternative to the Offer and the merger, nor did Morgan Keegan express any opinion as to the underlying business decision of the board of directors of Quixote to recommend the Offer and the merger to Quixote’s stockholders or Quixote’s decision to proceed with or effect the merger. Morgan Keegan’s opinion is not a recommendation to any stockholder as to whether such stockholder should tender such stockholder’s Shares pursuant to the Offer or vote in favor of the proposed merger.

Financial Analyses of Morgan Keegan

The following is a summary of the material analyses used by Morgan Keegan in connection with its presentation to the board of directors of Quixote on December 28, 2009, and the preparation of its opinion delivered to the Board. The following summary, however, does not purport to be a complete description of the analyses performed by Morgan Keegan, nor does the order of presentation of the analyses described represent relative importance or weight given to those analyses by Morgan Keegan. Some of the summaries of the analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Morgan Keegan’s analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Morgan Keegan. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 23, 2009, and is not necessarily indicative of current market conditions. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by Morgan Keegan was carried out in order to provide a different perspective on the transactions contemplated by the merger agreement and add to the total mix of information supporting the opinion. Morgan Keegan did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support its opinion. Rather, in reaching its conclusions and delivering its opinion, Morgan Keegan considered the results of the analyses in light of each other and did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Morgan Keegan believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete or misleading view of the evaluation process underlying its opinion. In performing its analyses, Morgan Keegan made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Morgan Keegan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

Historical Stock Price Analysis.  Using publicly available trading data, Morgan Keegan reviewed historical trading prices and volumes for the Common Stock and compared such trading prices to the proposed Offer Price. Morgan Keegan analyzed the volume-weighted average price (herein referred to in all tables as “VWAP”) for various periods prior to, and including, December 23, 2009, which was four business days prior to announcement of the merger agreement. The following table summarizes the premium of the Offer Price relative to prices for various measurement periods or dates:

		Offer Price
		Premium/(Discount) to
Measurement Period	Price	Measurement Period

5-Day VWAP	$2.31	176.3%
10-Day VWAP	$2.18	193.2%
30-Day VWAP	$2.02	215.6%
60-Day VWAP	$2.08	207.2%
1-Year VWAP	$2.76	131.1%
2-Year VWAP	$5.12	24.6%
52-Week Low	$1.75	264.6%
52-Week High	$6.72	(5.1)%
Closing Price as of December 23, 2009	$2.70	136.3%

Peer Group Analysis.  Morgan Keegan compared selected financial and trading data of Quixote with similar data published by securities research analysts for, and other publicly available information with respect to, selected publicly traded companies engaged in businesses that Morgan Keegan determined to be reasonably comparable to those of Quixote. These companies were:

•	Dragerwerk AG & Co. KGaA

•	Federal Signal Corp.

•	Hill & Smith Holdings Plc

•	Lakeland Industries Inc.

•	Lindsay Corporation

•	Mine Safety Appliances Co.

•	Sperian Protection

•	Trinity Industries Inc.

For each of the companies identified above, Morgan Keegan compared the Offer Price to the implied price per share of Common Stock determined using various valuation multiples after excluding any non-recurring, extraordinary gains or expenses and non-cash, stock-based compensation, including:

•	the ratio of enterprise value (herein referred to in all tables as “EV”) to historical and estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the last twelve months (herein referred to in all tables as “LTM”), calendar year 2009 (herein referred to in all tables as “CY2009”), calendar year 2010 (herein referred to in all tables as “CY2010”) and calendar year 2011 (herein referred to in all tables as “CY2011”); and

•	the ratio of current stock price (herein referred to in all tables as “P”) to historical and estimated earnings per share, or EPS, for each of the aforementioned periods.

Based upon its analysis of the full ranges of multiples calculated for the companies identified above and its consideration of various factors and judgments about current market conditions and the characteristics of such companies, including qualitative factors and judgments involving non-mathematical considerations, Morgan Keegan determined relevant ranges of valuation multiples for such companies. Relevant ranges were narrower than the full ranges of such multiples. To calculate these valuation multiples, Morgan Keegan used projections reported by independent research analyst reports and closing trading prices of the equity securities of each identified company on December 23, 2009.

The following table summarizes the derived relevant ranges of multiples for the companies identified above and the prices per Quixote share implied by such multiples:

					Implied Price of
					Quixote Common Stock Based
	Multiples				upon Peer Group Median
Financial Metric	Range		Median		Multiple

EV/LTM EBITDA	4.9x - 13.2	x	7.1	x	NM
EV/CY2009E EBITDA	5.9x - 12.8	x	8.2	x	$1.46
EV/CY2010E EBITDA	5.3x - 13.6	x	7.7	x	$5.52
EV/CY2011E EBITDA	4.5x - 8.7	x	6.7	x	$5.49
P/LTM EPS	8.7x - 33.4	x	12.1	x	NM
P/CY2009E EPS	9.6x - 37.0	x	16.9	x	NM
P/CY2010E EPS	9.0x - 31.9	x	15.9	x	$5.29
P/CY2011E EPS	8.3x - 17.5	x	10.3	x	$4.70

No company used in the above analysis is identical to Quixote. In evaluating companies identified as comparable to Quixote, Morgan Keegan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading values of such comparable companies. Mathematical analyses, such as determining the mean or median, are not of themselves meaningful and complete methods of using comparable companies’ data.

Precedent Transactions Analysis.  Using publicly available information, including SEC filings and press releases, Morgan Keegan compared the Offer Price to the implied prices per share of Common Stock computed utilizing various valuation metrics from 19 business combination transactions between January 2003 and December 2009 that Morgan Keegan deemed to be relevant. The comparable transactions that Morgan Keegan deemed to be relevant were:

Announcement Date	Target	Acquiror

12/18/2009	Quixote Corporation — Inform Division	Vaisala Oyj
08/18/2009	Combisafe International AB	Sperian Protection
04/04/2008	Norcross Safety Products LLC	Honeywell International Inc.
02/14/2008	Cyalume Technologies, Inc.	Vector Intersect Security Acquisition Corporation
11/15/2007	Aearo Technologies, Inc.	3M Company
11/08/2007	Daarda Holding A/S	SafeRoad AS
08/06/2007	CompuDyne Corporation	Gores Technology Group, LLC
07/01/2007	Campagnie Signature	Plastic Omnium SA
05/07/2007	Armor Holdings Inc.	BAE Systems
09/07/2006	Paraclete Armor and Equipment Inc.	Mine Safety Appliances Company
05/01/2006	Barrier Systems, Inc.	Lindsay Manufacturing Company
02/27/2006	Stewart & Stevenson Services Inc.	Armor Holdings Inc.
10/04/2005	The Fibre-Metal Products Company	Norcross Safety Products LLC
05/24/2005	Norcross Safety Products LLC	Odyssey Investment Partners, LLC
11/15/2004	Edwards Systems Technology, Inc.	General Electric Company
09/30/2004	Specialty Defense Systems Inc.	Armor Holdings Inc.
07/01/2004	ESK Ceramics GmbH & Co.	Ceradyne Inc.
06/03/2004	Alvis plc	BAE Systems plc
07/23/2003	Simula, Inc.	Armor Holdings Inc.

Morgan Keegan calculated various valuation multiples after excluding any non-recurring, extraordinary gains or expenses and non-cash, stock-based compensation, including:

•	the ratio of enterprise value implied by the transaction to the EBITDA for the target company for the last twelve months; and

•	the ratio of equity value implied by the transaction to the net income for the target company for the last twelve months.

Based upon its analysis of the full ranges of multiples calculated for the transactions identified and its consideration of various factors and judgments about current market conditions and the characteristics of such transactions and the companies involved in such transactions, including qualitative factors and judgments involving non-mathematical considerations, Morgan Keegan determined relevant ranges of valuation multiples for such transactions. Relevant ranges were narrower than the full ranges of such multiples. All calculations of multiples paid in the transactions identified above were based on public information available at the time of public announcement of such transactions. Morgan Keegan’s analysis did not take into account different market and other conditions during the period in which the transactions identified above occurred.

The following table summarizes the derived relevant ranges of multiples for the transactions identified above and the prices per Quixote share implied by such multiples:

					Implied Price of
					Quixote Common Stock
	Multiples				Based Upon
Financial Metric	Range		Median		Median Multiple

EV/LTM EBITDA	5.8x - 29.3	x	12.1	x	$0.18
Equity Value/LTM Net Income	11.7x - 39.1	x	19.2	x	NM

No transaction utilized in the analysis above is identical to the transaction contemplated by the merger agreement. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved in these transactions and other factors that could affect the transaction multiples in such transactions to which the proposed transaction is being compared.

Premiums Paid Analysis.  Morgan Keegan reviewed merger premiums paid in selected non-financial institution mergers and acquisition transactions since January 1, 2007 involving (i) publicly traded companies in the United States in which the consideration paid was all cash and equity values were between $50 million and $250 million (herein referred to in all tables as “All Transactions”) and (ii) publicly traded companies in the United States in the general industrials industry classification in which the consideration paid was all cash and equity values were between $50 million and $250 million (herein referred to in all tables as “General Industrials Transactions”). Morgan Keegan reviewed the premiums paid in these transactions over the target’s stock price one day prior and average closing prices five days and 30 days prior to the announcement date of such transactions, computed an equity value per share of Common Stock from those premiums and compared the implied equity value per share of Common Stock to the Offer Price. The following table summarizes the range of premiums for each time period analyzed based upon the median premiums to stock price paid for both sets of transactions that Morgan Keegan analyzed:

	Median Premiums
Premium to:	All Transactions	General Industrials Transactions

1-day closing price	33.3%	32.3%
5-day average	34.8%	32.7%
30-day average	35.9%	35.3%

Morgan Keegan applied the derived range of premiums to Quixote’s closing price and average closing prices on and before December 23, 2009, and calculated the following range of implied prices per share of Common Stock:

	Low	High

Implied price per share of Common Stock	$2.65	$3.60

No transaction used in the above analysis is identical to the transaction contemplated in the merger agreement. In evaluating premiums to stock price paid, Morgan Keegan made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies included in this premiums paid analysis and other factors that could affect the public trading values of such companies. Elements of the above premiums paid analysis, such as determining the measurement period considered, are highly subjective and the results of such analysis are not of themselves meaningful and complete methods of using the selected transaction data.

Discounted Cash Flow Analysis.  Morgan Keegan performed a discounted cash flow analysis to calculate a range of theoretical enterprise values for Quixote based on (1) the net present value of projected unlevered, after-tax free cash flows for the fiscal years 2010 through 2014 and (2) the net present value of a terminal value, which is an estimate of the future value of Quixote at the end of the measurement period (i.e., fiscal year 2014). Morgan Keegan calculated such terminal value using two methodologies: (i) by applying a range of terminal value multiples to Quixote’s fiscal year 2014 EBITDA (herein referred to in all tables as “Terminal Multiple Method”); and (ii) by applying a range of perpetuity growth rates (herein referred to in all tables as “Perpetuity Growth Method”). In addition, Morgan Keegan considered the impact of Quixote’s net operating loss carryforwards (“NOLs”) on the value of the enterprise and, in doing so, calculated the net present value of such NOLs. To calculate the net present value of Quixote’s projected unlevered, after-tax free cash flows, Morgan Keegan relied upon projections for fiscal years 2010 through 2014 provided by Quixote’s management. To calculate the net present value of the NOLs, Morgan Keegan relied upon projections for fiscal years 2010 through 2016 provided by Quixote’s management.

Morgan Keegan calculated the range of net present values based on a range of discount rates from 15% to 20% and (i) a range of terminal value EBITDA multiples of 6.0x to 8.0x and (ii) a range of perpetuity growth rates of 1.0% to 5.0%. Based upon its analysis of the full ranges of discount rates, terminal multiples and perpetuity growth rates and its consideration of various factors and judgments about current market conditions and other qualitative or non-mathematical considerations, Morgan Keegan determined relevant ranges of discount rates, terminal multiples and perpetuity growth rates. Relevant ranges were narrower than the full ranges of discount rates, terminal multiples and perpetuity growth rates. This analysis resulted in the following range of equity values per share of Common Stock:

Methodology	Low	High

Perpetuity Growth Method	$4.72	$6.31
Terminal Multiple Method	$7.20	$8.79

The assumptions and estimates underlying the cash flow forecasts are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties that could cause the actual results to differ materially from those used in the cash flow forecast, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in Quixote’s business, financial condition or results of operations. Although discounted cash flow analysis is a widely accepted and practiced valuation methodology, it relies on a number of assumptions, including growth rates, terminal multiples and discount rates. The valuation derived from the discounted cash flow analysis is not necessarily indicative of Quixote’s present or future value or results.

Other Information

Quixote selected Morgan Keegan to act as its financial advisor on the basis of Morgan Keegan’s experience in transactions similar to the Offer and the merger, its knowledge of the industry in which Quixote competes, its reputation in the investment community and its familiarity with Quixote and its business. As part of its investment banking business, Morgan Keegan is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Morgan Keegan may actively trade Common Stock and other securities of Quixote for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

In the period preceding the date of the opinion letter from Morgan Keegan (the “Morgan Keegan Opinion Letter”), Morgan Keegan has served as exclusive financial advisor to the Company in connection with the Company’s general financial strategy and planning under engagement letters with the Company dated August 24, 2009 and September 11, 2009, which in the respects summarized in this paragraph remains in effect, and Morgan Keegan received a fee for such services. Pursuant to the August 2009 engagement letter, the Company agreed to offer to engage Morgan Keegan (or, with the Company’s consent, any of its affiliates) to serve as the Company’s exclusive financial advisor in connection with any “Restructuring Transaction” (as therein defined) that the Company might propose to effect during the term of Morgan Keegan’s engagement under the August 2009 engagement letter or within twelve months of the termination thereof and, should Morgan Keegan be engaged pursuant to such offer, to pay Morgan Keegan a fee for such services. In addition, the Company has agreed to reimburse Morgan Keegan’s expenses incurred in connection with, and indemnify Morgan Keegan for certain liabilities that may arise out of, Morgan Keegan’s engagements described above.

The Company and Morgan Keegan entered into a third engagement letter on December 14, 2009 pursuant to which the Company engaged Morgan Keegan as its exclusive financial advisor with respect to all outstanding offers to purchase the Company and other related financial advisory services.

For information with respect to the compensation payable to Morgan Keegan for its services as exclusive financial advisor to the Company in connection with the Transaction, see Item 5 of this Schedule 14D-9.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Under the December 14, 2009 engagement letter, Quixote has agreed to pay Morgan Keegan a fee currently estimated to be approximately $2 million for services rendered in connection with the Contemplated Transactions, with a substantial portion of such fee being contingent upon completion of the merger. Morgan

Keegan became entitled, under its engagement letter, to fees for rendering the Morgan Keegan Opinion Letter, without regard to whether or not the Contemplated Transactions are consummated and the amount of such fee ($450,000) will be credited against the $2 million fee. In addition, Quixote has agreed to reimburse Morgan Keegan for reasonable expenses incurred in connection with Morgan Keegan’s engagement and to indemnify Morgan Keegan and its affiliates, their respective directors, officers, agents, employees and controlling persons against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Keegan’s engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

Other than as described in the following sentence, no transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company. On November 20, 2009 the Company granted each of Messrs. Jezuit, McQuade, Nastas, Tyler and van Roijen an option to purchase 5,000 shares of Common Stock at an exercise of $1.90 a share under the Company’s 2001 Non-Employee Directors Stock Option Plan as part of the Company’s annual compensation to directors.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The merger agreement contains the following provisions:

No Solicitation Provisions

The merger agreement provides that Quixote shall, and shall cause its subsidiaries and its and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, immediately cease and cause to be terminated any discussions or negotiations with any person with respect to a Takeover Proposal (as defined below), and use best efforts to obtain the return from all such persons or cause the destruction of all copies of confidential information previously provided to such parties. The merger agreement provides that Quixote shall not, and shall cause its subsidiaries and Representatives not to, directly or indirectly, (i) solicit, initiate, cause, facilitate or encourage (including by way of furnishing information) any inquiries or proposals that constitute, or may reasonably be expected to lead to, any Takeover Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Takeover Proposal or (iii) enter into any agreement relating to any Takeover Proposal.

However, if after the date of the merger agreement, the board of directors receives an unsolicited, bona fide written Takeover Proposal made after the date of the merger agreement in circumstances not involving a breach of the merger agreement or any standstill agreement, and the board of directors reasonably determines in good faith that such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior

Proposal (as defined below), then Quixote may, at any time prior to the first date on which the Purchaser accepts for payment Shares tendered and not withdrawn pursuant to the Offer (the “Purchase Date”) but only after providing Trinity not less than 24 hours written notice of its intention to take such actions, (i) furnish confidential information with respect to Quixote and its subsidiaries to the person making such Takeover Proposal pursuant to an acceptable confidentiality agreement and (ii) participate in discussions and negotiations with such person regarding such Takeover Proposal. Such confidentiality agreement must be no less favorable to Quixote than the confidentiality agreement between Quixote and Trinity, dated October 17, 2008, and may not include any provision calling for an exclusive right to negotiate with Quixote. Quixote also must advise Trinity of all non-public information delivered to such person concurrently with its delivery to such person and, concurrently with its delivery to such person, Quixote must deliver to Trinity all such information not previously provided to Trinity.

Quixote shall promptly advise Trinity, orally and in writing, and in no event later than 24 hours after receipt, if any proposal, offer, inquiry or other contact is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Quixote in respect of any Takeover Proposal. Quixote shall, in any such notice to Trinity, indicate (i) the identity of the person making such proposal, offer, inquiry or other contact and (ii) the terms and conditions of any proposals or offers or the nature of any inquiries or contacts (and shall include with such notice copies of any written materials received from or on behalf of such person relating to such proposal, offer, inquiry or request), and thereafter shall promptly keep Trinity fully informed of all material developments affecting the status and terms of any such proposals, offers, inquiries or requests (and Quixote shall provide Trinity with copies of any additional written materials received that relate to such proposals, offers, inquiries or requests) and of the status of any such discussions or negotiations.

As used in the merger agreement, “Takeover Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than Trinity and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or series of related transactions) of assets of Quixote and its subsidiaries (including securities of subsidiaries) equal to 15% or more of Quixote’s consolidated assets or to which 15% or more of Quixote’s revenues or earnings on a consolidated basis are attributable, (ii) direct or indirect acquisition (whether in a single transaction or series of related transactions) of 15% or more of any class of equity securities of Quixote, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 15% or more of any class of equity securities of Quixote or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Quixote or any of its subsidiaries; in each case, other than the transactions contemplated by the merger agreement.

As used in the merger agreement, “Superior Proposal” means a bona fide written offer, obtained after the date of the merger agreement and not in breach of the merger agreement or any standstill agreement, to acquire, directly or indirectly, for consideration consisting of cash and/or securities, at least one hundred percent (100%) of the equity securities of Quixote or all or substantially all of the operating assets of Quixote and its subsidiaries on a consolidated basis, made by a third party, which is not subject to a material financing contingency and which is otherwise on terms and conditions which the board of directors determines in its good faith and reasonable judgment (after consultation with a financial advisor of national reputation) to be more favorable to Quixote’s stockholders from a financial point of view than the Offer and the merger, taking into account at the time of determination any changes to the terms of the merger agreement that as of that time had been proposed by Trinity in writing and the ability of the person making such proposal to consummate the transactions contemplated by such proposal (based upon, among other things, the availability of financing and the expectation of obtaining required approvals).

Change in Recommendation

Pursuant to a meeting duly called and held, the board of directors unanimously adopted resolutions (i) approving and declaring the advisability of the merger agreement and the transactions contemplated thereby, including the Offer and the merger, and (ii) recommending that the stockholders of Quixote accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and adopt the merger agreement (the “Board

Recommendation”). The board of directors may withdraw, modify or amend the Board Recommendation in certain circumstances as specified in detail in Section 5.2(c) of the merger agreement.

Pursuant to the merger agreement, except as described below, neither the board of directors nor any committee thereof shall (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Trinity, the Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Takeover Proposal, as defined above (any action described in clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize Quixote or any of its subsidiaries to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Takeover Proposal (other than a confidentiality agreement in accordance with the terms of Section 5.2(a) of the merger agreement) (each an “Acquisition Agreement”).

Under the merger agreement, the board of directors may withdraw or modify the Board Recommendation, or recommend a Takeover Proposal, if the board of directors determines in good faith, after reviewing applicable provisions of state law and after consulting with outside counsel, that the failure to make such withdrawal, modification or recommendation would be inconsistent with the exercise by board of directors of its fiduciary duties to Quixote’s stockholders under Delaware law; provided, however, that no Adverse Recommendation Change may be made in response to a Superior Proposal until after the third Business Day (subject to foreshortened timing in the event of an upcoming Expiration Date, as discussed in greater detail in Section 5.2(c) of the merger agreement) following Trinity’s receipt of written notice from Quixote (an “Adverse Recommendation Notice”) advising Trinity that the board of directors intends to make such Adverse Recommendation Change and specifying the material terms and conditions of such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new Adverse Recommendation Notice and a new three Business Day period). In determining whether to make an Adverse Recommendation Change in response to a Superior Proposal, the board of directors shall take into account any changes to the terms of the merger agreement proposed by Trinity in determining whether such third party Takeover Proposal still constitutes a Superior Proposal.

In addition, under the merger agreement, if the board of directors receives after the date of the merger agreement an unsolicited, bona fide written Takeover Proposal that was made in circumstances not involving a breach of the merger agreement or a standstill and that the board of directors determines in good faith (i) constitutes a Superior Proposal and (ii), after considering applicable provisions of state law and after consulting with outside counsel, with respect to which the failure to take such action would be inconsistent with the exercise of its fiduciary duties to Quixote’s stockholders under Delaware law, the board of directors may, in response to such Superior Proposal and within 48 hours after the expiration of the three Business Day period described below (but in no event later than the Purchase Date), terminate the merger agreement, pay the Termination Fee (as defined below) and concurrently therewith enter into an Acquisition Agreement with respect to such Superior Proposal (a “Superior Termination”); provided, however, that Quixote may not effect such Superior Termination (x) until after the third Business Day following Trinity’s receipt of written notice from Quixote advising Trinity that the board of directors is prepared to enter into an Acquisition Agreement with respect to such Superior Proposal (which notice shall include the most current versions of such agreement and proposal) and terminate the merger agreement and (y) only if, during such three Business Day period, Quixote and its Representatives have negotiated in good faith with Trinity and Trinity’s representatives to make such adjustments in the terms of the merger agreement as would enable Trinity to proceed with the transactions contemplated by the merger agreement on such adjusted terms and (z), at the end of such three Business Day period, the board of directors (after taking into account any such adjusted terms proposed by Trinity since its receipt of the written notice specified in (x)) again in good faith makes the determination referred to in clauses (i) and (ii) above.

Notwithstanding the foregoing, Quixote shall not be prohibited from taking and disclosing to Quixote stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act if the board of directors determines in good faith, after receipt of advice from its outside counsel, that failure to so disclose would be inconsistent with its fiduciary duties or applicable law. This exception will not affect the obligations of Quixote and the board of directors under the merger agreement’s no-solicitation provisions and any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall not be deemed to be an Adverse Recommendation Change, so long as the board of directors expressly reaffirms the Board Recommendation in such statement or in connection with such action and Quixote provides Trinity with notice of such disclosure at least one business day (or, if shorter, such number of hours remaining prior to the scheduled expiration date) prior to such disclosure.

(d) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraphs (a) and (b) of this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Purchaser Option

Pursuant to the terms of the merger agreement, the Company granted to Purchaser an irrevocable option during the five business days following the Acceptance Time or any subsequent offering period, exercisable subject to and upon the terms and conditions set forth in the merger agreement (the “Purchaser Option”), to purchase at its election that number of Shares (the “Purchaser Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and any of its subsidiaries as of immediately following consummation of the offer (or a subsequent offering period), constitutes one share more than 90% of the number of Shares then outstanding on a fully diluted basis (assuming the issuance of the Purchaser Option Shares) or (ii) the aggregate number of shares of Common Stock that equals 19.99% of the Shares as of the date of the merger agreement. The purchase price in respect of such exercise of the Purchaser Option (which shall equal the product of (x) the number of shares of Common Stock being purchased pursuant to the Purchaser Option and (y) the Offer Price) shall be paid to the Company, at the election of Parent, in either (i) immediately available funds by wire transfer to an account designated by the Company or (ii) immediately available funds by wire transfer to an account designated by the Company in an amount equal to not less than the aggregate par value of the Purchaser Option Shares and an unsecured promissory note from the Purchaser having a principal amount equal to the balance of the aggregate purchase price for the Purchaser Option Shares. Any such promissory note shall bear interest at the rate of interest that would be payable by Parent for a similar term of borrowing as of the date of the promissory note, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid at any time and from time to time, in whole or in part, without premium or penalty. The Company has agreed to reserve sufficient authorized but unissued shares of Common Stock so that the Purchaser Option may be exercised without additional authorization of shares of Common Stock (after giving effect to all other options, warrants, convertible securities and other rights to purchase shares of Common Stock).

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Offer, the Purchaser Option, the merger and the merger agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Purchaser Option or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the merger after consummation of the Offer without any further action by or vote of Quixote’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90%

of the Shares, the affirmative vote of the holders of 60% of the outstanding Shares will be required under the DGCL and the Company’s Charter to effect the merger.

Company Charter Provision

The Company’s Charter provides that a “business combination” with an “interested stockholder” (owner of 5% or more of the outstanding Common Stock) requires the affirmative vote of at least 60% of the Shares not owned by the interested stockholder unless the business combination is approved by a majority of the directors not affiliated with the interested stockholder and who were serving as directors when the interested stockholder became an interested stockholder, or if certain minimum price and procedural requirements are satisfied.

Based on the information provided by Trinity, it is not an “interested stockholder” for purposes of the Company’s Charter. In addition, the board of directors has approved the merger agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of the Company’s Charter are inapplicable to the merger and the transactions contemplated under the merger agreement.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder or the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Based on the information provided by Trinity, it is not an “interested stockholder” for purposes of Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the board of directors has approved the Offer, the merger, the merger agreement and the Contemplated Transactions, as described in Item 4 above and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Offer, the merger agreement and the Contemplated Transactions.

Appraisal Rights

No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts and pays for the Shares and the merger is consummated, holders of Shares who have not tendered their Shares in the Offer and have not voted in favor of the merger (if a vote of stockholders is taken) will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash, the fair value of their Shares. If the merger occurs, holders of Shares will be told how to demand appraisal of their Shares. Holders of Shares who perfect those rights by complying with the procedures set forth in Section 262 of the DGCL will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment of expectation of the merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the surviving corporation in the merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the merger on the amount determined to be the fair value of their Shares. If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses her, his or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the merger in accordance with the merger agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal by the date set forth in the appraisal notice to be delivered to the holders of the Shares as provided in the DGCL.

In determining the fair value of the Shares of dissenting stockholders, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. The Weinberger Court also noted that, under Section 262, fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, “to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern” to be included in the appraisal process. As a consequence, the fair value determined in any appraisal proceeding could be more or less than the consideration to be paid in the Offer and the merger.

Parent may cause the surviving corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Dissenting Share is less than the price paid in the Offer and the merger. In this regard, holders of Shares should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a merger are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto and incorporated by reference herein.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. To the Company’s knowledge these requirements will not apply to Purchaser’s acquisition of the Shares in the Offer and the merger.

However, the FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of transactions such as purchaser’s acquisition of Shares in the Offer and the merger. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Trinity, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

The Company’s products are also offered in a number of foreign countries. In connection with the Contemplated Transactions, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of the approval of, governmental authorities therein. Based on the Company’s analysis to date, the Company does not currently believe that the Company, the Purchaser or the Parent will be required to make any such filings in foreign countries.

The Company is not aware of any government or regulatory approvals that need to be obtained, or waiting periods with which it needs to comply, to complete the Offer and the merger. Nevertheless, the Company cannot be certain that a challenge to the Offer or the merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Quixote, Purchaser and Parent to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Quixote’s current expectations, and those made at other times will be based on Quixote’s expectations when the statements are made. Quixote stockholders are cautioned not to place undue reliance on these forward-looking statements. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, fluctuations in operating results, capital requirements in particular relating to the repurchase of the Convertible Securities, Quixote’s ability to raise capital if needed, the impact of governmental legislation, and other risks detailed from time to time in Quixote’s SEC reports, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 and Annual Report on Form 10-K for the fiscal year ended June 30, 2009. Quixote disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated January 7, 2010.*

(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of Summary Advertisement as published on January 7, 2010 in The Wall Street Journal.*

(a)(1)(vii)	Joint Press Release issued by Quixote Corporation and Trinity Industries, Inc. on January 7, 2010.*

(a)(1)(viii)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference from Annex I attached to this Schedule 14D-9).

(a)(2)	Letter to Stockholders from the Chairman of the Board of Quixote Corporation, dated January 7, 2010.†

(a)(5)	Opinion of Morgan Keegan & Company, Inc. to the Board of Directors of Quixote Corporation, dated December 28, 2009 (incorporated by reference from Annex II attached to this Schedule 14D-9).†

(e)(1)	Agreement and Plan of Merger, dated as of December 30, 2009, by and among Trinity industries, Inc., Purchaser, and Quixote Corporation (incorporated by reference from Exhibit 2.1 attached to the Current Report on Form 8-K dated December 30, 2009, filed by Quixote Corporation on December 30, 2009).

Exhibit
Number	Description

(e)(2)	Rights Agreement dated as of March 16, 2009, by and between the Company and Computershare Trust Company, N.A. (incorporated by reference from Exhibit 4.1 attached to the Current Report on Form 8-K dated March 16, 2009 and filed by Quixote Corporation on March 18, 2009, File No. 001-08123); Amendment No. 1 to Rights Agreement, dated as of December 30, 2009, by and between Quixote Corporation and ComputerShare Trust Company LLC, as Rights Agent (incorporated by reference from Exhibit 2.5 attached to the Current Report on Form 8-K dated December 30, 2009, filed by Quixote Corporation on December 30, 2009, File No. 001-08123).

(e)(3)	Severance and Non-Competition Agreement dated as of February 3, 2009 between Quixote Corporation and Bruce Reimer and Change of Control Agreement dated as of February 3, 2009 between Quixote Corporation and Bruce Reimer (incorporated by reference from Exhibits 10.2 and 10.3, respectively, attached to the Company’s Form 10-Q Report for the quarter ended December 31, 2008, File No. 001-08123); Amended and Restated Change of Control Agreement between Quixote Corporation and Daniel P. Gorey dated July 25, 2008 and Amended and Restated Change of Control Agreement between Quixote Corporation and Joan R. Riley dated July 25, 2008 (incorporated by reference from Exhibits 10.2 and 10.3, respectively, attached to the Company’s Current Report on Form 8-K dated July 24, 2008 and filed by Quixote Corporation on July 28, 2008, File No. 001-08123); Severance and Non-Competition Agreement between Quixote Corporation and Daniel P. Gorey dated July 25, 2008 and Severance and Non-Competition Agreement between Quixote Corporation and Joan R. Riley dated July 25, 2008 (incorporated by reference from as Exhibits 10.5 and 10.6, respectively, attached to the Company’s Current Report on Form 8-K dated July 24, 2008 and filed by Quixote Corporation on July 28, 2008, File No. 001-08123); Amendment to Change of Control Agreement by and between Quixote Corporation and Bruce Reimer dated as of December 29, 2009, Amendment to Amended and Restated Change of Control Agreement by and between Quixote Corporation and Daniel P. Gorey dated as of December 29, 2009, and Amendment to Amended and Restated Change of Control Agreement by and between Quixote Corporation and Joan R. Riley dated as of December 29, 2009 (incorporated by reference from Exhibits 2.2, 2.3 and 2.4, respectively, attached to the Company’s Current Report on Form 8-K dated as of December 30, 2009 and filed by Quixote Corporation on December 30, 2009, File No. 001-08123).

(e)(4)	Confidentiality Agreement, dated as of October 17, 2008, by and between Quixote Corporation and Trinity Industries, Inc.*

(g)	None.

*	Incorporated by reference from the Schedule TO filed by THP Merger Co. and Trinity Industries, Inc. on January 7, 2010.

†	Included in materials mailed to stockholders of Quixote Corporation.

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II — Opinion of Morgan Keegan & Company, Inc. to the Board of Directors of Quixote Corporation, dated December 28, 2009

Annex III — Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION

By:	/s/ Daniel P. Gorey
Daniel P. Gorey, Executive Vice President
and Chief Financial Officer

Dated: January 7, 2010

ANNEX I

QUIXOTE CORPORATION
35 EAST WACKER DRIVE
CHICAGO, ILLINOIS 60601
(312) 467-6755

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

No Vote or Other Action of Stockholders of Quixote Corporation is Required in Connection with This Information Statement. We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about January 7, 2010 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (together with accompanying exhibits and annexes, the “Schedule 14D-9”) of Quixote Corporation, a Delaware corporation (“Quixote” or the “Company”), with respect to the tender offer by THP Merger Co., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity” or “Parent”), to the holders of record of shares of common stock, par value $0.01 2/3 per share, of Quixote (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Quixote. You are receiving this Information Statement in connection with the possible election of persons designated by Trinity to at least a majority of the seats on the board of directors of Quixote (the “board of directors”). Such designation would be made pursuant to the Agreement and Plan of Merger, dated December 30, 2009 (together with any amendments or supplements thereto, the “merger agreement”), by and among Trinity, Purchaser and Quixote that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company, with the Company surviving (the “merger”).

Pursuant to the merger agreement, Purchaser commenced a cash tender offer on January 7, 2010 to purchase all of the issued and outstanding shares of Common Stock, including the associated rights to purchase shares of Series C Junior Participating Preferred Stock of the Company (together, the “Shares”), at a price per share of $6.38, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase, dated January 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). Unless extended in accordance with the terms and conditions of the merger agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, February 4, 2010, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Quixote’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on January 7, 2010 (as amended or supplemented from time to time, the “Schedule TO”). The Offer is described in the Schedule TO and the information set forth in this Information Supplement supplements certain information in the Schedule 14D-9.

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition. The Minimum Condition requires that the number of Shares that have been validly tendered and not properly withdrawn prior to the expiration of the Offer together with the number of Shares (if any) then owned by Trinity or any of its subsidiaries represents at least 60% of the Shares then outstanding determined on a fully-diluted basis (on a “fully-diluted basis” meaning the number of Shares then issued and outstanding plus all Shares which Quixote may be required to issue as of such date pursuant to options, warrants, rights, convertible or exchangeable securities (including Shares reserved for issuance upon exercise of Quixote’s

7% Senior Subordinated Convertible Notes) or similar obligations then outstanding, but only to the extent then vested or exercisable or capable of being vested or exercisable prior to (x) April 1, 2010 if no Shares have been purchased pursuant to the Offer or (y) July 1, 2010 if the sole reason the merger has not been consummated on or before April 1, 2010 is that an injunction, judgment, order, decree or ruling of a governmental authority of competent jurisdiction is in effect and either Trinity or Quixote are still contesting the entry of such injunction, judgment, order, decree or ruling, in court or through other applicable proceedings. The Offer also is subject to other customary conditions set forth in the Offer to Purchase.

The merger agreement provides that after such time as Purchaser accepts for payment and pays for any Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and for so long as Parent and its subsidiaries hold at least 60% of the then outstanding Common Stock, Trinity will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on Quixote’s board of directors (giving effect to the directors elected or designated by Trinity pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of Shares then beneficially owned by Trinity and its subsidiaries and having a denominator equal to the total number of Shares then issued and outstanding. Following the Acceptance Time, if requested by Trinity prior to the Effective Time, Quixote will cause such directors of Quixote and/or its subsidiaries as specified by Trinity, to tender their resignations as directors, effective upon the Effective Time or increase the size of such board of directors as necessary. Following the Acceptance Time, and at all times thereafter, Quixote will, upon Trinity’s request and subject to compliance with applicable law, promptly cause persons designated by Trinity to become directors of the board of directors of Quixote (or any committee thereof or any board of directors or similar governing bodies of Quixote subsidiaries, as specified by Trinity) such that the number of Trinity’s designees to the board of directors of Quixote (or any such committee or other board of directors or governing body specified by Trinity) will be proportional to Trinity, the Purchaser and their respective affiliates’ combined percentage ownership of the Shares. In the event that Trinity directors are elected or designated to the board of directors, the merger agreement provides that until the Effective Time of the merger, the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom (x) is not an officer of the Company or any subsidiary of the Company, (y) qualifies as an “independent director” as defined in NASDAQ Rule 4200(a)(15)(B) and (z) is eligible to serve on Quixote’s audit committee under applicable Exchange Act and NASDAQ rules (the “Independent Directors”). If the number of Independent Directors is reduced below two for any reason, unless the remaining Independent Director elects or designates another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, the remaining directors shall be required to designate such person (or persons) and such person (or persons) shall be deemed to be Independent Directors. Quixote will take all actions required to permit Trinity’s designees to be so elected in accordance herewith, to the extent permitted by applicable law and the rules of NASDAQ and subject to certain conditions specified in the merger agreement.

After the election or appointment of Trinity’s designees to Quixote’s board of directors, the affirmative vote of all of the Independent Directors then in office shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter or Bylaws of Quixote (the “Charter Documents”) or applicable law), be required for the Company to:

•	amend or terminate the merger agreement;

•	extend the time for performance of any obligation or action by Parent or Purchaser under the merger agreement;

•	waive, exercise or enforce any of the Company’s rights under the merger agreement; or

•	amend the Charter Documents in a manner that adversely affects the holders of Common Stock.

Consummation of the merger is conditioned upon, among other things, the adoption of the merger agreement by the requisite vote of stockholders of Quixote, if required by Delaware law. Pursuant to the Charter of the Company and Delaware law, the affirmative vote of 60% of the outstanding shares of Common

Stock is the only vote of any class or series of Quixote’s capital stock that would be necessary to adopt the merger agreement at any required meeting of Quixote’s stockholders. If Purchaser accepts and purchases shares of Common Stock in the Offer, Purchaser will have sufficient voting power to approve the merger without the affirmative vote of any other stockholder of Quixote. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the merger agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding shares of Common Stock (including shares of Common Stock issued pursuant to the Purchaser Option), Parent and Quixote are required to take all necessary and appropriate action to cause the merger to become effective, without a meeting of the stockholders of Quixote, in accordance with the DGCL.

This Information Statement is required by Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 thereunder in connection with the appointment of Trinity’s designees to the board of directors.

You are urged to read this Information Statement carefully and in its entirety. We are not, however, soliciting your vote or proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Trinity, Purchaser and Purchaser’s designees has been furnished to Quixote by Trinity, and Quixote assumes no responsibility for the accuracy or completeness of such information.

References in this Information Statement to “fiscal 2009” means the Company’s fiscal year ended June 30, 2009.

CERTAIN INFORMATION CONCERNING QUIXOTE

The authorized capital stock of Quixote consists of 30,000,000 shares of Common Stock and 100,000 shares of preferred stock, no par value per share. As of the close of business on December 29, 2009, there were 9,333,867 shares of Common Stock outstanding and no shares of preferred stock outstanding. The board of directors currently consists of seven members.

The Common Stock is the only class of voting securities of Quixote outstanding that is entitled to vote at a meeting of stockholders of Quixote. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

TRINITY DESIGNEES TO THE BOARD

Trinity and Purchaser have informed Quixote that Trinity will choose its designees for the board of directors (collectively, the “Trinity Designees”) from the individuals listed in the table below. The table below sets forth the name, age of the individual as of January 7, 2010, present principal occupation or employment, and employment history, for the past five years of each Trinity Designee. Trinity has informed Quixote that each of the Trinity Designees has consented to act as a director of Quixote, if so designated. The business address of each such person is c/o Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, TX 75207 and each such person is a United States citizen.

Based solely on the information set forth in the table below, none of the Trinity Designees listed in the table below (1) is currently a director of, or holds any position with, Quixote, or (2), to Trinity’s knowledge, has a familial relationship with any directors or executive officers of Quixote. Quixote has been advised that, to the knowledge of Trinity, none of the Trinity Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Quixote or has been involved in any transactions with Quixote or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Trinity has informed Quixote that, to the best of its knowledge, none of the Trinity Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Trinity Designees may assume office at any time following the purchase by Purchaser of at least 60% of the shares of Common Stock pursuant to the Offer and the merger agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Thursday, February 4, 2010. It is currently not known which of the current directors of Quixote would resign.

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

Rhys J. Best	63	Mr. Best has been a director of Trinity since 2005. Mr. Best is Chairman of Trinity’s Corporate Governance and Directors Nominating Committee, and a member of its Finance and Risk Management Committee and its Audit Committee. Mr. Best served, beginning in 1999, as Chairman, President, and CEO of Lone Star Technologies, Inc., a company engaged in producing and marketing casing, tubing, line pipe, and couplings for the oil and gas, industrial, automotive, and power generation industries. He was also a director of, and remained in these positions with, Lone Star Technologies, Inc., until its acquisition by United States Steel Corporation in June 2007. Mr. Best has been engaged in private investments since 2007. He is also Chairman of Crosstex Energy, L.P., an energy company engaged in the gathering, transmission, treating, processing, and marketing of natural gas and natural gas liquids. He is a member of the board of directors of Cabot Oil & Gas Corporation, a leading North American oil and gas exploration and production company; Austin Industries, Inc., a civil, commercial, and industrial construction company; and McJunkin Red Man Corporation, a company engaged in the distribution of industrial PVF products, serving the refining, chemical, petrochemical, gas distribution and transmission, oil and gas exploration and production, pharmaceutical, and power generation industries.
William A. McWhirter II	45	Mr. McWhirter joined Trinity in 1985 and held various accounting positions until 1992, when he became a business group officer. In 1999, he was elected to a corporate position as Vice President for Mergers and Acquisitions. In 2001, he was named Executive Vice President of a business group. In March 2005, he became Vice President and Chief Financial Officer.
John L. Adams	65	Mr. Adams has been a director of Trinity since 2007. Mr. Adams is Chairman of Trinity’s Finance and Risk Management Committee. Mr. Adams served as Executive Vice President of Trinity from January 1999 — June 2005, serving thereafter on a part time basis as Vice Chairman until leaving the employ of Trinity to join the board of directors of Trinity in March 2007. Since 2007, he has served on several corporate and not-for- profit boards. Mr. Adams is the non-executive Chairman of Trinity’s Board and a director of Group 1 Automotive, Inc., a

		Present Principal Occupation or Employment;
Name	Age	Material Positions Held During the Past Five Years

		company engaged in the ownership and operation of automotive dealerships and collision centers. He also serves on the Audit Committee and is a director of Dr Pepper Snapple Group, Inc., a company that is a leading brand owner, bottler, and distributor of non-alcoholic beverages in the U.S., Canada, and Mexico.
John M. Lee	49	Mr. Lee joined Trinity in 1994 as a Vice President. He has served in various roles since that time and has served as Trinity’s Vice President, Business Development since 1999.
Ronald W. Haddock	69	Mr. Haddock has been a director of Trinity since 2005. Mr. Haddock is a member of Trinity’s Human Resources Committee and its Audit Committee. Mr. Haddock was Chief Executive Officer of FINA, Inc. from December 1989 until his retirement in July 2000. He was also the Executive Chairman, CEO, and director of Prisma Energy International, a power generation, distribution, and natural gas distribution company from August 2003 until its acquisition by Ashmore Energy International Limited. He currently serves as Chairman of the Board of AEI Services, LLC, an international power generator and distributor and natural gas distribution company; Rubicon Offshore International, an offshore oil storage and production well services company; and Safety-Kleen Systems, Inc., an environmental services, oil recycling, and refining company; and is a director of Alon USA Energy, Inc., a petroleum refining and marketing company, and Adea Solutions, Inc., a high-tech personnel and consulting firm.
James E. Perry	38	Mr. Perry joined Trinity in 2004 and was appointed its Treasurer in April 2005. Mr. Perry was named a Vice President of Trinity in 2006 and appointed its Vice President, Finance in 2007. Prior to that, he served as Senior Vice President of Finance for RMH Teleservices, Inc., a teleservices company.
Jess T. Hay	78	Mr. Hay has been a director of Trinity since 1965. Mr. Hay is Chairman of Trinity’s Human Resources Committee and a member of its Corporate Governance and Directors Nominating Committee and its Finance and Risk Management Committee. Mr. Hay is the retired Chairman and Chief Executive Officer of Lomas Financial Corporation, a diversified financial services company formerly engaged principally in mortgage banking, retail banking, commercial leasing, and real estate lending, and of Lomas Mortgage USA, a mortgage banking institution. He is also Chairman of the Texas Foundation for Higher Education. Mr. Hay is a director of Viad Corp. which is a convention and event services, exhibit design and construction, and travel and recreational services company, and a director of MoneyGram International, Inc. which is a payment services and money transfer business; and a director of Hilltop Holdings, a financial services company. He is also a retired director of Exxon Mobil Corporation and of SBC Communications, Inc. (now AT&T).

CURRENT DIRECTORS OF QUIXOTE

Our board of directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class serves a three-year term. In addition, our By-Laws require that any person appointed to serve as a director to fill an unexpired term must be submitted to a vote of the stockholders at their next annual meeting (or the annual meeting following the next meeting, depending on the timing of the appointment), regardless of when the term is scheduled to expire.

Currently, our board of directors has seven members: Daniel P. Gorey, Leslie J. Jezuit, Lawrence C. McQuade, Clifford D. Nastas, Bruce Reimer, Duane M. Tyler and Robert D. van Roijen, Jr. Mr. McQuade and Mr. van Roijen have terms that expire at the 2010 Annual Meeting of Stockholders (the “2010 Class”); Mr. Gorey, Mr. Jezuit and Mr. Tyler have terms that expire at the 2011 Annual Meeting of Stockholders (the “2011 Class”); and Mr. Nastas and Mr. Reimer have terms that expire at the 2012 Annual Meeting of Stockholders (the “2012 Class”). The terms of James H. DeVries and Victor Schwartz expired at the Company’s 2009 Annual Meeting of Stockholders on November 19, 2009, and they did not stand for reelection at that time.

Information Concerning Current Directors

The information appearing in this section in regard to age and principal occupation or employment has been furnished to us by each current director. Information relating to the beneficial ownership of the Company’s Common Stock by directors as of the required disclosure dates is shown below in the section of this Information Statement entitled “Stock Ownership of Certain Beneficial Owners”.

Daniel P. Gorey

Mr. Gorey, 58, has been employed by the Company since 1985 and has served as Executive Vice President since January 2009, as Vice President since May 1994 and as Chief Financial Officer and Treasurer since November 1996. He was elected to the board of directors on August 16, 2001. Mr. Gorey is also Executive Vice President, Treasurer and a director of each of the Company’s subsidiaries. Prior to joining the Company, Mr. Gorey was employed by Coopers & Lybrand (now known as PricewaterhouseCoopers LLP). Mr. Gorey is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants (AICPA).

Leslie J. Jezuit

Mr. Jezuit, 64, the Chairman of the Board, served as the Company’s President and Chief Operating Officer (from 1996) and as Chief Executive Officer (from 1999) until his retirement from those positions on December 31, 2008. Mr. Jezuit has served as a director of the Company since May 1997 and was elected Chairman of the Board in July, 2001. He is also Chairman of each of the Company’s subsidiaries. Prior to joining the Company, Mr. Jezuit served from 1991 to 1995 as President and Chief Operating Officer of Robertshaw Controls Company, a division of Invensys P.L.C. (formerly Siebe P.L.C.). He also served as Vice President and General Manager of the Cutler-Hammer division of Eaton Corporation (1985-1991); in various positions at Federal Signal Corporation, including Group President and Vice President of Corporate Development (1980-1985); as Vice President of Marketing at Mead Digital Systems (1975-1980); and in various management positions at the Graphic Systems Division of Rockwell International (1968-1975).

Lawrence C. McQuade

Mr. McQuade, 82, is Chairman of Qualitas International (since 1994). In addition, he serves as a director of Oxford Analytica, Inc. (since 1988) and is a founding partner of River Capital International L.L.C. Mr. McQuade served as a Director of Bunzl P.L.C. from 1991 to 2004, of Laredo National Bancshares from 2002 to 2005, and as Chairman of the Czech & Slovak American Enterprise Fund from August 1995 to March 1996 and as Chairman of NNRF, Inc. from 2007 to 2009. Mr. McQuade was Vice Chairman of Prudential Mutual Fund Management, Inc. from 1988 through April 1995. He was Executive Vice President and a Director of W.R. Grace & Co. from 1975 to 1987. Mr. McQuade has served as a director of the Company since February 1992 and is a member of the Audit, Nominating and Governance Committees and is Chairman of the Compensation Committee.

Clifford D. Nastas

Mr. Nastas, 46, is Chief Executive Officer and a member of the Board of directors of Material Sciences Corporation (“MSC”), serving in those capacities since December 1, 2005. Mr. Nastas served as President and Chief Operating Officer of MSC from June 2005 to December 2005, and as Executive Vice President and Chief Operating Officer from October 2004 through June 2005. Prior to that time, he held numerous executive positions with MSC from January 2001 to October 2004. Mr. Nastas served as the Global Automotive Business Director for Honeywell International Inc., a technology and manufacturing provider of aerospace products, control technologies, automotive products, specialty chemicals and advanced materials, from 1995 until he joined MSC in January 2001. Mr. Nastas was elected a director of the Company at the Company’s 2009 Annual Meeting of Stockholders on November 19, 2009.

Bruce Reimer

Mr. Reimer, 51, was appointed President and Chief Executive Officer of the Company effective January 1, 2009. He also serves as Chief Executive Officer and a director of each of the Company’s subsidiaries. Prior to his appointment, Mr. Reimer served as President of the Company’s Inform Segment and as Executive Vice President of Highway Information Systems, Inc., Surface Systems, Inc. and Nu-Metrics, Inc., the three companies comprising our Inform Segment, since 2004. From 2000 to 2004, Mr. Reimer was Vice President and General Manager of Highway Information Systems, Inc. Mr. Reimer served in a number of programs and engineering management positions at Rockwell International, a global supplier of commercial, military and space systems, from 1984 until he joined Highway Information Systems, Inc. in 2000. Mr. Reimer was elected a director of the Company at the Company’s 2009 Annual Meeting of Stockholders on November 19, 2009.

Duane M. Tyler

Mr. Tyler, 59, is a retired audit partner from McGladrey & Pullen, LLP and RSM McGladrey, Inc. where he began his 31-year career with McGladrey in 1973 as an auditor and served in various positions including Senior Vice President of Growth (2000-2003), Partner-In-Charge of the Chicago office (1988-1999), Partner-In-Charge of McGladrey International (1990-1995), and as a member of the board of directors (1994-1999), the Strategic Advisor Group (1998-1999), and the Firmwide Management Group (1998-2003). He is a member of the AICPA. In addition he is a director of Hanchett Paper Company, d/b/a Shorr Packaging Corp. and Friendship Senior Options, NA. He serves as Chairman of the Audit Committee for the latter two entities. Mr. Tyler has served as a director of the Company since August 2005. He is a member of the Compensation, Nominating and Governance Committees and is Chairman of the Audit Committee.

Robert D. van Roijen, Jr.

Mr. van Roijen, 70, has been the President of Töx Financial Company, a private investment firm, since 1988. He is also a partner of Patience Partners LLC, a fund manager, and is a director of St. Leonard’s Corporation, Security Storage Company of Washington, D.C. and Cuisine Solutions Inc. Mr. van Roijen was formerly associated with Control Laser Corporation, serving in various capacities from 1977 to 1987, including as Chairman of the Board and as President and Chief Executive Officer. Mr. van Roijen is a former director of Sonex Research, Inc., AMBAR Corp., Commonwealth Scientific and Applied Digital Technology. Mr. van Roijen has served as a Director of the Company since May 1993 and is a member of the Audit and Compensation Committees and is the Chairman of the Governance and the Nominating Committees.

CORPORATE GOVERNANCE AND BOARD MATTERS

Corporate Governance Guidelines

The Company has adopted Corporate Governance Guidelines which are available on the Company’s website at www.quixotecorp.com by first clicking “INVESTOR INFO” and then “Corporate Guidelines”. Our Corporate Governance Guidelines are reviewed annually by the Governance Committee, and changes are recommended to our Board for approval as appropriate. The Guidelines are designed to serve as a framework of solid corporate values for principled goal setting, effective decision-making and appropriate monitoring of compliance and performance.

Non-employee directors meet at regularly scheduled executive sessions without management present. Meetings can also be scheduled at the request of any non-employee director. The non-employee directors consider such matters as they deem appropriate at such meetings.

Director Independence

Through its listing requirements for companies with securities listed on the NASDAQ Global Market, the NASDAQ Stock Market (“NASDAQ”) requires that a majority of the members of our board be independent, as defined under NASDAQ’s rules. The NASDAQ rules have both objective tests and a subjective test for determining who is an “independent director.” The objective tests state, for example, that a director is not considered independent if he or she is an employee of the Company or has engaged in various types of business dealings with the Company. The subjective test states that an independent director must be a person who lacks a relationship that in the opinion of the board would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The board has made a subjective determination as to each independent director that no relationship exists which, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the board reviews information provided by the directors in an annual questionnaire with regard to each director’s business and personal activities as they relate to the Company. Based on this review and consistent with NASDAQ’s independence criteria, the board has affirmatively determined that the following current directors are independent: Lawrence C. McQuade, Clifford D. Nastas, Duane M. Tyler, and Robert D. van Roijen. Directors Daniel P. Gorey, Leslie J. Jezuit and Bruce Reimer are or have been employees of the Company and therefore are not considered independent.

Related Person Transactions

The board has adopted a Related Person Transaction Policy (the “Policy”), which is a written policy governing the review and approval or ratification of Related Person Transactions, as defined in SEC rules.

Under the Policy, each of our directors, nominees for director and executive officers must notify the Chairman of the Audit Committee or the General Counsel in writing of any potential Related Person Transaction involving such person or an immediate family member. The Audit Committee will review the relevant facts and circumstances and will approve or ratify the transaction only if it determines that the transaction is in, or is not inconsistent with, the best interests of the Company. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee may consider, among other things, the benefits to the Company; the impact on the director’s independence (if the Related Person is a director or an immediate family member); the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally.

There were no Related Person Transactions in fiscal 2009.

Board Structure and Meetings

The board of directors and its committees meet throughout the year on a predetermined schedule, and also hold special meetings and act by written consent from time to time. All directors attended at least 75% of the total number of board meetings and committee meetings on which they served in fiscal 2009. In addition, our Corporate Governance Guidelines and NASDAQ Marketplace Rules contemplate that the independent members of our board will meet during the year in separate closed meetings referred to as “executive sessions” without any employee director or executive officer present. Executive sessions were usually held after regularly scheduled Board meetings during fiscal 2009.

The board of directors has established four committees — the Audit Committee, the Compensation Committee, the Nominating Committee and the Governance Committee — to carry out certain responsibilities and to assist the Board in meeting its fiduciary obligations. During fiscal 2009 each of the four Committees consisted of three non-employee directors: Lawrence C. McQuade, Duane M. Tyler and Robert D. van Roijen. Mr. Nastas was appointed to each of the Audit Committee, the Compensation Committee, the Nominating Committee and the Governance Committee on November 19, 2009. The board of directors has determined that each member of the Audit, Compensation, Nominating and Governance Committees is “independent” as defined by NASDAQ requirements. All of these committees operate under written charters that can be reviewed on the Company’s website at www.quixotecorp.com by first clicking “INVESTOR INFO” and then “Corporate Guidelines”. The following is a summary of the principal responsibilities of each committee as described in each committee’s charter and information concerning the meetings of these committees in fiscal 2009.

The responsibility of the Audit Committee is to assist the board of directors in fulfilling its oversight responsibilities as they relate to the Company’s accounting, auditing and financial reporting practices. The Committee’s primary responsibilities include selecting the firm to be chosen as independent auditors, overseeing and reviewing audit results, monitoring the effectiveness of internal audit functions and reviewing and recommending that the Company’s annual audited and quarterly financial statements be included in the Company’s annual and quarterly filings with the SEC. There were three scheduled in-person meetings and four telephone conference meetings of the Audit Committee in fiscal 2009.

The Compensation Committee determines adjustments to salaries, bonuses and other forms of compensation (including stock option and restricted stock grants) afforded the executive officers of the Company, administers the Company’s Employee Stock Incentive Plan and performs such other duties as directed by the board. There was one in-person and one telephone conference meeting of the Compensation Committee in fiscal 2009.

The Nominating Committee reviews and recommends the nominees for election as directors at the annual meeting of stockholders and also recommends candidates to fill vacancies on the board of directors. The Nominating Committee had two meetings in fiscal 2009.

The Governance Committee reviews the corporate governance guidelines and policies adopted by the board of directors and recommends changes as appropriate. The Governance Committee had one meeting in fiscal 2009.

Audit Committee Financial Experts

The board of directors has determined that based on their education and experience, Duane M. Tyler and Robert D. van Roijen are audit committee financial experts and are independent as defined by the Securities and Exchange Commission rules.

Nominating Procedures

The Nominating Committee will consider director candidates recommended by stockholders. In considering candidates submitted by stockholders, the Committee will take into consideration the factors specified in our Corporate Governance Guidelines, the needs of the Board of directors which may be set forth from time to time in position specifications and the qualifications of the candidate. To be considered at an annual meeting of stockholders, the stockholder submitting a nomination must give timely notice to the Company in accordance with Section 2.9 of our By-Laws.

To have a candidate considered by the Nominating Committee, a stockholder must submit the recommendation in writing and must include the following information:

•	The name and address of the stockholder as they appear in our records and the number of shares owned; and

•	The name of the candidate, business and residence address, a completed written questionnaire (which will be provided by the Secretary of the Company) describing the candidate’s background and qualifications; the person’s consent to be named as a director if recommended by the Committee, nominated by the Board and elected by the stockholders; all information regarding the nominee that is required to be disclosed in solicitations of proxies for the election of directors under the rules of the SEC; and the representations and agreements required by Section 2.9(f) of our By-Laws.

Such recommendations and the information described above should be sent to the Secretary of the Company at 35 East Wacker Drive, Suite 1100, Chicago, Illinois 60601.

In addition to stockholder recommendations, the Nominating Committee may receive suggestions as to nominees from Directors, Company officers or other sources, which may be either solicited or unsolicited or in response to requests from the Committee for such suggestions. In addition, the Committee may engage search firms to assist it in identifying director candidates.

On an on-going basis, the Nominating Committee reviews the Board’s make-up of members in terms of experience, skills and expertise, as well as the size of the board. When a person has been identified by the Committee as a potential candidate, the Committee makes an initial determination whether the candidate meets needs of the board that have been identified by the Committee. If the Committee determines that additional consideration is warranted, the Committee will review such information and conduct interviews as it deems necessary in order to fully evaluate each director candidate. In addition to the qualifications of a candidate, the Committee will consider such relevant factors as it deems appropriate, including the evaluations of other prospective nominees, and the need for any required expertise of the board or one of its Committees. The Committee’s evaluation process will not vary based on whether or not a candidate is recommended by a stockholder.

Communications with Directors

The board of directors has established a process to receive communications from stockholders by mail. Stockholders may contact any member or members of the board or any committee, the nonmanagement Directors as a group or the chair of any committee. Communications should be sent to the board or any member or members in care of the Secretary of the Company, 35 East Wacker Drive, Suite 1100, Chicago, Illinois 60601.

Each communication received by the Secretary will be promptly forwarded to the specified party following normal business procedures. The communication will not be opened but rather will be delivered unopened to the intended recipient. In the case of communications to the board or any group or committee of Directors, the Secretary will open the communication and will make sufficient copies of the contents to send to each Director who is a member of the group or committee to which the envelope is addressed.

COMPENSATION OF DIRECTORS

Only non-employee directors of the Company receive compensation for their services as directors. The Company uses a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of Directors. Non-employee directors are subject to a minimum stock ownership guideline (employee directors are subject to the Company’s stock ownership requirements for key employees). After one year of service, a non-employee director is expected to own 500 shares, and to acquire at least 500 shares every year thereafter until the director attains ownership of 10,000 shares.

Cash Compensation Paid to Non-Employee board Members

Directors receive an annual fee of $20,000, paid quarterly. Directors also receive a fee of $2,000 for the first day of every meeting, $1,000 for each consecutive meeting day thereafter and $500 per day for every telephonic board or Committee meeting, plus expenses. Members attending board and Committee meetings held on the same day receive one daily fee. In addition, the Chairman of the Audit Committee, Mr. Tyler, receives an annual fee of $4,000 for his services and the Chairman of the Compensation Committee, Mr. McQuade, receives an annual fee of $1,500.

Effective July 1, 2009, Mr. Jezuit became a non-employee director and was appointed by the board to continue as its Chairman. At that time, the Compensation Committee recommended and the board of directors approved an additional fee for Mr. Jezuit in his capacity as a non-employee Chairman in the amount of $1,000 for each in-person board meeting in order to compensate him for his services in preparing for and conducting each meeting. In addition, Mr. Jezuit will receive $1,000 per day plus expenses if he travels to Washington, D.C. on behalf of the Company for trade association meetings.

There were eleven scheduled meeting days of the board and nine telephone conference meetings in fiscal 2009. Except for two meetings and four telephone conference meetings of the Audit Committee, all other Committee meetings were held on regularly scheduled board meeting days so Committee members did not receive additional compensation for those meetings.

Stock Option Program

Each non-employee director is eligible to receive stock options pursuant to the 2001 Non-Employee Directors Stock Option Plan (the “Director Plan”) as amended and approved by the stockholders of the Company. The Director Plan provides for the grant to each non-employee director of an option to acquire 5,000 shares on the first Friday following the Company’s annual meeting of stockholders. Options are granted at 100% of fair market value on the grant date, are not exercisable for six months and must be exercised within seven years of the date on which they are granted. On November 14, 2008, the Company granted each non-employee Director an option to purchase 5,000 shares of Common Stock at an exercise price of $6.45 per share.

The Company maintains accidental death and disability insurance coverage in the amount of $500,000 on behalf of each of the non-employee Directors, payable to the designated beneficiary of each Director. The Company paid premiums of approximately $232.00 for each Director to provide such insurance in fiscal 2009. The Company also reimburses directors for reasonable expenses in connection with Company business and for attending continuing education programs, the value of which is not included in the Table below.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL 2009

					Change in
					Pension
					Value and
				Non-Stock	Non-qualified
	Fees Earned			Incentive	Deferred
	or Paid	Stock	Option	Plan	Compensation	All Other
	in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Names(1)	($)(2)	($)	($)(3)	($)	($)	($)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Lawrence C. McQuade	47,000	—	7,138	—	—	—	54,138
Robert D. van Roijen	43,000	—	7,138	—	—	—	50,138
Duane M. Tyler	49,000	—	7,138	—	—	—	56,138
James H. DeVries	41,000	—	7,138	—	—	—	48,138
Victor Schwartz	30,000	—	7,138	—	—	—	37,138

(1)	Mr. DeVries and Mr. Schwartz were directors during fiscal 2009. Their terms expired at the November 19, 2009 Annual Meeting of Stockholders.

(2)	The amount reported in column (b) is the total of the annual retainer fee; the committee chair retainer fees, if applicable; and meeting attendance fees. Mr. Tyler received $4,000 for his service as Chairman of the Audit Committee and Mr. McQuade received $1,500 for his service as Chairman of the Compensation Committee.

(3)	The amount reported in column (d) is the dollar amount recognized for financial reporting purposes for the fiscal year ended June 30, 2009. Each director received an option award of 5,000 shares on November 14, 2008 at an exercise price of $6.45. The grant date fair value of the option award was $7,138. As of June 30, 2009, the following non-employee Directors held an aggregate number of options outstanding as follows: Mr. McQuade (73,500); Mr. van Roijen (73,500); Mr. Tyler (20,000); Mr. DeVries (73,500); and Mr. Schwartz (5,000).

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes our compensation strategy, policies, programs and practices for the executive officers identified in the Summary Compensation Table. The executive officers during fiscal 2009 were the Company’s:

•	Chief Executive Officer: Bruce Reimer, who has served in this position since January 1, 2009, and Leslie J. Jezuit who served as Chief Executive Officer until his retirement from that position on December 31, 2008;

•	Chief Financial Officer: Daniel P. Gorey; and

•	Vice President/General Counsel: Joan R. Riley.

Throughout this information statement, we refer to these individuals as the “executive officers.”

The Compensation Committee (“Committee”) establishes and oversees our compensation and employee benefits programs and approves the elements of total compensation for the executive officers. The day-to-day design and administration of our retirement and employee benefit programs available to our employees are handled by our Human Resources, Finance and Legal Department employees. The Committee is responsible for reviewing these programs with management and approving fundamental changes to them.

Overview and Objectives of our Executive Compensation Program

The compensation program for our executive officers is designed to attract, motivate, reward and retain highly qualified individuals who can contribute to the Company’s growth with the ultimate objective of improving stockholder value. Our compensation program consists of several forms of compensation: base salary, annual bonus, long-term incentives and limited perquisites and benefits.

Base salary and annual bonus are cash-based while long-term incentives consist of stock option awards and/or restricted stock awards. The Committee does not have a specific allocation goal between cash and equity-based compensation or between annual and long-term incentive compensation. Instead, the Committee relies on the process and analysis described in this discussion in its determination of compensation levels and allocations for each executive officer.

The Committee does not utilize objective guidelines or formulae, performance targets or short-term changes in our stock price to determine the elements and levels of compensation for our executive officers. Instead, it relies upon its collective judgment as applied to the challenges confronting the Company, together with advice from time to time from independent consultants, information provided by the Company and independent agencies, and the recommendations of our Chief Executive Officer. The Committee also uses subjective information when considering internal equities and the credentials, length of service, experience, consistent performance, unique skills, replaceability and available competitive alternatives of our executive officers. The Committee receives and reviews a variety of information throughout the year to assist it in directing the executive compensation program. Throughout the year, the Committee reviews financial reports comparing Company performance on a year-to-date basis versus budget and at each quarterly board meeting and the senior operating officers of our two business segments present an operating report. The Committee also may engage and receive advice and compensation data from an independent compensation consultant on an as-needed basis.

The recommendations of the Chief Executive Officer play a significant role in the compensation-setting process. The Chief Executive Officer provides the Committee with an annual overall written assessment of the Company’s achievements and performance, his evaluation of individual performance and his recommendations for annual compensation, bonus and long-term incentive awards. The Committee has discretion to accept, reject or modify the Chief Executive Officer’s recommendations.

At its regularly scheduled August meeting, the Committee meets individually with each executive officer and then determines the compensation for each of them.

Market Competitiveness

Historically, the Committee’s target has been for total cash compensation to average between the 50th and 75th percentile of published compensation data derived from two sources: (i) a peer group of companies that are competitors either in our industry, or for key talent, or with similar financial characteristics; and (ii) published market survey data for companies within our revenue range. Given competitive recruiting pressures, the Committee retains its discretion to deviate from this target under appropriate circumstances. The Committee will periodically update the published compensation data and may request an independent compensation consulting firm to assist it.

Pay for Company Performance

The Committee believes that both long and short term compensation of executive officers should correlate to the Company’s overall financial performance. Incentive payouts will be larger with strong performance and smaller if the Company’s financial results decline. From time to time, extraordinary board-approved initiatives in a fiscal year, such as a restructuring, acquisition, or divestiture, are considered by the Committee in its overall evaluation of the Company’s and each executive’s performance.

Competitive Benchmarking/Peer Group Analysis

The Committee engaged an independent compensation consultant two years ago to conduct an in-depth competitive market data assessment to evaluate how our executive compensation program compared to the external market and to create an analytical framework for future compensation reviews (the “Baseline Assessment”).

During the Baseline Assessment, the consultant assisted the Committee in reviewing market data from published surveys by Mercer Human Resources Consulting, The Management Association of Illinois (“MAI”), Watson Wyatt Data Services and WorldatWork and cash compensation data from manufacturing organizations throughout the United States with revenues in the following ranges: $100 million to $450 million (Watson Wyatt); $100 million to $199 million (MAI); and under $500 million (Mercer).

The second source of compensation data during the Baseline Assessment came from a peer group of public companies that the consultant helped us to develop. The peer group consists of companies that we consider competitors in our market for sales, or for key talent, or with similar financial or other characteristics such as size. Since the Baseline Assessment, the peer group has been periodically updated and currently consists of the following companies: Astec Industries, Inc., Federal Signal Corporation, Brady Corporation., Standard Parking Corporation, Ceradyne, Inc., Sterling Construction Company, Inc., Columbus McKinnon Corp., Iteris, Inc., Daktronics Inc., and Lindsay Corporation.

At the conclusion of the Baseline Assessment, the Committee believed that the executives’ base salaries and bonuses were within the targeted range for total cash compensation. The Committee has not engaged a consultant since the Baseline Assessment. For its deliberations in August 2009, the Committee utilized a database from Equilar, Inc., an independent company, to update the compensation data for the peer group, primarily to assist it in setting Mr. Reimer’s compensation level for 2010 as described below.

Components of Executive Compensation

Base Salary

The Committee seeks to pay the executive officers a competitive base salary in recognition of their job responsibilities for a publicly held company with more than one business segment. As noted above, historically the target compensation range for an executive’s total cash compensation (salary and bonus) has been between the 50th and 75th percentile of the market data reviewed by the Committee.

As part of determining annual increases, the Committee also considers the Chief Executive Officer’s written recommendation regarding individual performance as well as internal equitable considerations. In evaluating individual performance, the Committee considers initiative, leadership, tenure, experience, skill set for the particular position, knowledge of industry and business, and execution of strategy in placing the individual within the range outlined.

In December 2008, the Company extended an offer letter to Mr. Reimer, the President of our Inform Segment, to serve as President and Chief Executive Officer of the Company. Effective January 1, 2009, Mr. Reimer’s base salary was set at $285,000 with the understanding that his salary would be reviewed in August 2009 for fiscal year 2010. In August 2009, the Committee reviewed updated peer group data provided by Equilar, Inc. and determined that Mr. Reimer’s salary should be increased to $385,000 in order to bring it closer to the 50 th percentile of that market data for chief executive officers within our peer group.

In light of the Company’s financial results and current business condition, Mr. Gorey and Ms. Riley recommended that they receive no increase to their base salary for fiscal 2010. The Committee accepted their recommendations.

For fiscal 2009, Mr. Jezuit received a base salary of $510,000 through December 31, 2008. On that date, Mr. Jezuit retired from his position as Chief Executive Officer, but remained an employee of the Company through June 30, 2009. Effective January 1, 2009, Mr. Jezuit’s salary was reduced to $10,000 per month for the six-month period ending June 30, 2009. Although Mr. Jezuit continues as a Director and Chairman post June 30th, he is not an employee and receives only non-employee director’s fees as described in the section of this Information Statement entitled “Compensation of Directors”.

Bonus

The Committee typically targets an annual cash bonus as a percentage of total cash compensation within the 50th to 75th percentile of market data as noted above. Recognizing that the Company’s internal budgets for its two business segments are based on pre-established financial goals, the evaluation of individual performance reflects a discretionary assessment by the Committee of each officer’s contribution during the year. The Committee may consider factors such as general economic conditions, restructuring initiatives, acquisitions or divestitures that may not have been contemplated when the financial budgets were developed. To aid in this evaluation, the Chief Executive Officer provides, as part of his report to the Committee, a detailed analysis of the Company’s financial metrics and performance, and key initiatives and accomplishments of the management team.

In July 2008, shortly after the close of the 2008 fiscal year, the Company sold its Intersection Control Group. Recognizing the extraordinary nature of this initiative and the individual performances that assisted in successfully concluding this transaction, the Committee determined that cash bonuses recognizing the work on the divestiture were appropriate. In August 2008 the Committee approved special one-time bonuses in connection with the divestiture. Mr. Jezuit, Mr. Gorey and Ms. Riley received bonuses of $40,000, $175,000 and $60,000, respectively.

In determining bonuses for fiscal year 2009 performance, the Committee considered the accomplishments of the management team during one of the most difficult operating environments in memory. Despite unprecedented economic conditions, the management team undertook and successfully completed a series of actions to position the Company for long-term growth and to enhance stockholder value. In 2009, the team successfully transitioned to new leadership with Mr. Reimer’s appointment as President and Chief Executive Officer. We implemented a number of cost reductions to improve the Company’s performance and expect to realize approximately $4 million in annual cost savings in fiscal year 2010 compared to fiscal 2009. Of particular note was the sequential quarter-to-quarter improvement beginning with the third quarter and the return to profitability in the fourth quarter. In light of these accomplishments during the very challenging 2009 fiscal year, the Committee approved bonuses in August 2009 of $100,000, $80,000 and $60,000 for Mr. Reimer, Mr. Gorey and Ms. Riley, respectively.

Stock Options and Restricted Stock

The Committee has a long-standing practice of providing long-term incentive compensation grants to the executive officers. The Committee believes that such grants, either in the form of stock options or restricted stock awards, help align our executive officers’ interests with the Company’s stockholders. All stock option and restricted stock awards are granted under our stockholder-approved 2001 Employee Stock Incentive Plan (“Employee Plan”).

The Committee reviews option grant and restricted stock recommendations by the Chief Executive Officer for key employees, including each executive officer, but retains full discretion to accept, reject or revise each recommendation. The Committee’s policy is to grant options and restricted stock on the date it approves them. The option exercise price is determined in accordance with the terms of the Employee Plan and cannot be less than the Fair Market Value, as defined in the Employee Plan, of the Company’s common stock. The Committee typically grants options and/or restricted stock once a year at its August meeting, but may grant options to newly hired executives at other times.

In making its determinations, the Committee considers the Company’s stock ownership guidelines described below, and the number of shares owned by the executive officers described at “Stock Ownership of Certain Beneficial Owners”.

In granting stock options, the Committee desires to provide ongoing retention and performance incentives to the executives. In addition, at both its August 2008 and 2009 meetings, it also took into consideration that the options would be at an historically low cost to the Company given the Company’s current stock price. The Committee believes it is appropriate to reward management performance with stock-based incentives based on its belief that over time strong operating performance will be reflected through stock price appreciation. At its August 2008 meeting, the Committee granted Mr. Jezuit, Mr. Gorey, Ms. Riley and Mr. Reimer (who at that time was President of our Inform Group) stock options to purchase 15,000 shares. Each of the options has an exercise price of $8.05 determined in accordance with the terms of the Plan, becomes exercisable in three equal annual installments on the first three anniversaries of the date of grant and terminates five years after the grant date.

At the Company’s regularly scheduled February 2009 board meeting, the Compensation Committee granted Mr. Reimer a stock option to purchase 20,000 shares in recognition of his appointment as President and Chief Executive Officer. The option has an exercise price of $4.085, becomes exercisable in three equal annual installments on the first three anniversaries of the date of grant and terminates five years after the grant date.

At its August 2009 meeting, the Committee granted Mr. Reimer, Mr. Gorey and Ms. Riley stock options to purchase 50,000, 40,000 and 30,000 shares, respectively. Each of the options has an exercise price of $2.08 determined in accordance with the terms of the Plan, becomes exercisable in three equal annual installments on the first three anniversaries of the date of grant and terminates five years after the grant date.

Stock Based Retirement Plan

Since 1993 the Company maintained a stock based retirement plan (“Retirement Plan”) for executive officers under the Company’s now-expired 1993 Long-Term Stock Ownership Plan. Under the Retirement Plan, each executive officer received an award of restricted stock that was to be issued in annual installments until the end of the fiscal year in which each officer attained his or her 62nd birthday unless discontinued by the Company at an earlier date. On the annual issuance date, each executive also was entitled to receive a cash award or tax “gross up” for the sole purpose of paying federal and state income taxes arising from the issuance and delivery of the restricted stock award. The executive officers were required to retain the shares awarded for as long as they were employed by the Company or until age 65, whichever occurs first.

As of July 2008, Mr. Gorey and Ms. Riley were the only two executive officers participating in the Retirement Plan. Under the terms of their individual awards, Mr. Gorey was entitled to receive annually 2,856 shares through June 30, 2014 and Ms. Riley was entitled to receive annually 2,176 shares through June 30, 2015.

At the beginning of the 2009 fiscal year, the Committee reviewed the Retirement Plan program and determined that a close-out of the program at that time could result in significant savings to the Company given the Company’s low stock price. As a result of their review, on July 25, 2008 the Committee approved the issuance to Mr. Gorey and Ms. Riley of 17,137 and 15,225 shares, respectively, representing all of the Company’s common stock remaining to be awarded to each of them under the program. Mr. Gorey and Ms. Riley each received a cash award in accordance with the terms of the Retirement Plan in the amount of $92,671 and $82,332, respectively, which was paid directly to the federal and state tax authorities on their behalf. The shares awarded are subject to the terms and conditions of the Retirement Plan, including the restrictions on the right to sell or transfer such shares. With this issuance, there are no further awards to be made under the now-expired Retirement Plan.

Stock Ownership Guidelines

We expect all our officers and key executives to hold a minimum number of Company shares based on their level in the organization. All key employees who report to the Chief Executive Officer are expected to own a minimum of 5,000 shares of common stock. All other key employees are expected to own 2,000 shares. Ownership levels are reviewed annually to determine compliance. The executive officers and all of the key employees subject to the guidelines are in compliance with them.

Health and Welfare Benefits

Our officers are covered under the same health and welfare plans, including our 401(k) plan, as salaried employees. The executive officers also participate in a supplemental medical expense reimbursement plan which provides additional health benefits.

Severance and Change of Control Agreements

Over the years, the Company has had change of control agreements with its executive officers. The board of directors believes that change of control agreements assure fair treatment of the executive officers in relation to their careers with the Company by assuring them of some financial security during a change of control of the Company. The agreements also protect the stockholders by encouraging the executive officers to continue to devote their attention to their duties without distraction in a potentially disturbing circumstance and neutralizing any bias they might have in evaluating proposals for the acquisition of the Company.

The Company has Change of Control Agreements (“Change of Control Agreements” or “Agreements”), with each of Bruce Reimer, Daniel P. Gorey and Joan R. Riley that were entered into on February 3, 2009 for Mr. Reimer and on July 25, 2008 for Mr. Gorey and Ms. Riley. The Change of Control Agreements provide that if, within three (3) years after a change of control of the Company, the employment of the executive is terminated other than (i) by death or disability, (ii) by the Company or employing subsidiary for cause, or (iii) by the executive’s voluntary resignation not constituting a constructive termination as defined in the Agreement, the Company will pay the executive a separation payment in a lump sum equal to 300% of the sum of his base salary plus the average of any bonus payments and other incentive compensation for the last two fiscal years preceding the fiscal year in which the change of control occurs. In addition, for a 36-month period, the executive will be provided all health and welfare benefits to which he or she was entitled immediately prior to the date of the termination. Each executive must deliver to the Company a full release of all claims as a condition to payment under the Agreement.

The Change of Control Agreements impose a cap on all payments made pursuant to each Agreement. If the value of the cash payments and the continuation or acceleration of benefits upon termination of employment would subject the executive officer to the payment of a federal excise tax as “excess parachute payments”, the aggregate value of all cash payments and benefits to be paid or provided to the executive officer will be reduced to the maximum which can be paid without the executive becoming subject to the excise tax.

In connection with our entering into the merger agreement, we executed Amendments to the Change of Control Agreements on December 29, 2009. The Amendments to each of the Change of Control Agreements amend those agreements in order to comply with the Internal Revenue Code Sections 280G and 4999 and the tax regulations promulgated thereunder, in the event of a termination of employment after a “change of control.”

In addition, to the extent that any payments under the agreements are deferred compensation and the executive is a “specified employee” within the meaning of Section 409A of the Internal Revenue Code, such payments or other benefits will not be paid before the first day of the seventh month after the termination of employment.

The Change of Control Agreements define a “change of control” as a change in the stock ownership of a magnitude which requires the filing of reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For the purposes of the Change of Control Agreements, a “change of control” is deemed to have occurred if any of the following occur: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner of securities of the Company representing 20% or more of the combined voting power of our then outstanding securities; (ii) if during any period of two consecutive years, there is a change in the composition of the board of directors such that 50% of the non-employee board members have not been slated by the board for re-election; (iii) a consolidation or merger occurs and we are not the surviving company or we sell all or substantially all of our assets; or (iv) we are liquidated or dissolved. The term “constructive termination” is generally defined by the Change of Control Agreements to mean any unfavorable change in the executive’s position, duties, compensation or benefits and “cause” is generally defined as willful conduct of an executive demonstrably injurious to the Company or employing subsidiary. The Change of Control Agreements also contain provisions for the payment of legal expenses incurred by the executives as a result of any termination of employment after a change in control. The amounts payable to Mr. Reimer, Mr. Gorey and Ms. Riley under the Change of Control Agreements will fluctuate, depending on such factors as the price of our stock on the date of termination and other variables. In addition, the amounts payable to the executive officers may be subject to a cap, as described above, if the value of the cash payments and continuation or acceleration of benefits subject the executive officer to the payment of a federal excise tax as “excess parachute payments”.

The Company has Severance and Non-Competition Agreements (“Severance Agreement” or “Agreements”) with each of Bruce Reimer, Daniel P. Gorey and Joan R. Riley that were entered into on February 3, 2009 for Mr. Reimer and on July 25, 2008 for Mr. Gorey and Ms. Riley. The Company also had a Severance Agreement on the same terms with Mr. Jezuit that terminated in December 2008 upon the execution of his Retirement Agreement and General Release as described below. The Agreements require the executive to agree to certain confidentiality and non-competition covenants and to execute a full and complete release in order to receive a severance payment. If these requirements are met, we will pay Mr. Reimer, Mr. Gorey and Ms. Riley a lump-sum amount equal to one year’s base salary if their employment is terminated (not for cause) or if the executive elects to terminate his or her employment for constructive termination as defined in the Severance Agreement or for any reason other than death, disability, cause or voluntary resignation not constituting Good Reason. The executive also will receive reimbursement for COBRA payments and the executive’s auto allowance, if any, for one year. The three executives did not have severance arrangements with the Company prior to entering into these agreements (Mr. Reimer had a severance agreement with our subsidiary prior to his appointment as Chief Executive Officer which was superseded by the current agreement).

In December 2008, the Company entered into a Retirement Agreement and General Release with Mr. Jezuit upon his retirement as Chief Executive Officer of the Company. Under this Agreement, we agreed to pay Mr. Jezuit a single lump sum of $692,500 in exchange for a broad release of claims against the Company and an agreement not to compete with the Company for a period of two years. In addition, we agreed to pay Mr. Jezuit’s COBRA premiums for eighteen months.

Personal Benefits

Our executives receive a limited number of personal benefits certain of which are considered taxable income to them and which are described in the footnotes to the section of this Information Statement entitled “Summary Compensation Table.”

In connection with Mr. Reimer’s relocation from North Carolina to Chicago, Illinois, we are reimbursing Mr. Reimer for temporary living, commuting and relocation expenses in accordance with our offer letter to him. While we do not consider these expenses as “perquisites” for purposes of determining compensation, the incremental costs of these expenses are reflected in the Summary Compensation Table as additional compensation in accordance with SEC executive compensation disclosure regulations relating to perquisites.

We periodically review our perquisite programs. In October 2008, we eliminated our Company car program for the Executive Officers. When Mr. Reimer was appointed Chief Executive Officer and President in January 2009, he was participating in the company car program for our Inform Segment. As part of his offer letter, we agreed to continue to provide him with a Company car.

Internal Revenue Code Section 162(m)

Internal Revenue Code Section 162(m) limits the ability of a public company to deduct compensation in excess of $1 million paid annually to each of the Chief Executive Officer and each of the other executive officers named in the Summary Compensation Table. There are exemptions from this limit, including compensation that is based on the attainment of performance goals that are established by the Committee and approved by the Company stockholders. Mr. Jezuit was the only officer affected by this limitation in fiscal 2009.

COMPENSATION COMMITTEE REPORT1

The Compensation Committee2 of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the board that the Compensation Discussion and Analysis be included in the Proxy Statement.3

COMPENSATION COMMITTEE

Lawrence C. McQuade, Chairman
Duane M. Tyler
Robert D. van Roijen

[1]	The report of the Compensation Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.

[2]	As of October 13, 2009, the individuals listed below constituted the Compensation Committee of Quixote and performed the actions set forth in this paragraph.

[3]	This refers to Quixote’s proxy statement filed with the SEC on October 13, 2009.

Summary Compensation Table

The following table summarizes the compensation of the Company’s principal executive officer, principal financial officer and the Company’s only other executive officer for fiscal 2009.

SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
						Non-Equity	Nonqualified
				Stock	Option	Incentive	Deferred	All Other
			Bonus	Awards	Awards	Plan	Compensation	Compensation
		Salary	($)	($)	($)	Compensation	Earnings	($)	Total
Name and Principal Position	Year	($)	(3)	(4)	(5)	($)	($)	(6)(7)(8)(9)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Bruce Reimer(1)	2009	235,500	100,000	17,529	25,660	None	None	56,070	434,759
Chief Executive Officer and President Quixote Corporation
Leslie J. Jezuit(2)	2009	315,000	40,000	7,593	12,999	None	None	820,006	1,195,598
Chairman	2008	510,000	-0-	92,955	108,014	None	None	77,610	788,579
	2007	480,000	240,000	107,750	154,184	None	None	121,567	1,103,501
Daniel P. Gorey	2009	318,000	255,000	181,160	58,482	None	None	193,198	1,005,840
Executive Vice President,	2008	318,000	-0-	59,786	86,887	None	None	77,581	542,254
Chief Financial Officer and Treasurer	2007	300,000	145,000	53,407	125,604	None	None	86,047	710,058
Joan R. Riley	2009	235,000	120,000	158,810	40,383	None	None	156,502	710,695
Vice President, General Counsel	2008	235,000	-0-	47,872	44,898	None	None	47,014	374,784
and Secretary	2007	220,000	80,000	40,691	82,829	None	None	68,628	492,148

(1)	Bruce Reimer became Chief Executive Officer and President on January 1, 2009 at an annual salary of $285,000.

(2)	Leslie J. Jezuit retired as Chief Executive Officer and President on December 31, 2008. His annual salary of $510,000 was paid from July 1, 2008 through December 31, 2008. He remained an employee through June 30, 2009, at a reduced salary of $10,000 per month effective January 1, 2009.

(3)	The amounts shown in column (d) for 2009 include special one-time bonuses of $40,000, $175,000 and $60,000 paid to Mr. Jezuit, Mr. Gorey and Ms. Riley, respectively, in August 2008 for the successful closing of a divestiture that occurred in July 2008 as described in the section of this Information Statement entitled “Compensation Discussion and Analysis”. In addition, in August 2009, Mr. Reimer, Mr. Gorey and Ms. Riley received bonuses of $100,000, $80,000 and $60,000, respectively, for performance in fiscal 2009.

(4)	The amounts disclosed in column (e) for 2009, 2008 and 2007 represent the compensation costs for financial reporting purposes of the restricted retirement stock issued under the 1993 Plan to Mr. Gorey and Ms. Riley. The amounts disclosed for fiscal 2009 and 2008 also include the vested portion of a restricted stock award that was issued on August 31, 2007, to the executive officers. Restricted stock is valued at the time of issuance. The amounts disclosed do not include any reduction in value for the possibility of forfeiture. See the discussion in the “Compensation Discussion and Analysis” section of this Information Statement entitled “Stock Options and Restricted Stock” and “Stock-Based Retirement Plan” for more information.

(5)	The amounts disclosed in column (f) represent the grant date fair value that was recorded in the income statement in that fiscal year for stock options granted to the named executive officers in that year and prior years. The assumptions and methodology used in calculating the compensation expense of the option awards are provided in the Company’s Form 10-K which is available at www.quixotecorp.com . See Note 10, “Share-Based Compensation” in the Notes to the Consolidated Financial Statements in the Company’s Form 10-K for the fiscal year ended June 30, 2009. The amounts in this column represent our accounting expense for these awards and not necessarily the actual value that will be realized by the executive. There can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value on exercise will equal the grant date fair value.

(6)	The amount disclosed in column (i) for Mr. Reimer in fiscal 2009 includes the Company’s matching contribution under our 401(k) plan in the amount of $13,802 and a tax-gross-up in the amount of $5,689 to cover the taxes arising from the vesting of a portion of a restricted stock award granted to Mr. Reimer in 2007 under our 2001 Employee Plan. The amount also includes our incremental costs for perquisites that we provided to Mr. Reimer during fiscal 2009, including personal use of a Company-provided car in the amount of $13,234, of which $3,381 is a tax gross-up; relocation expenses, including housing/temporary living ($15,669), commuting ($5,474) and family travel ($904) expenses; and health insurance claims payments under an executive medical reimbursement plan.

(7)	The amount shown under column (i) for Mr. Jezuit in fiscal 2009 includes a severance payment of $692,500 pursuant to his retirement agreement; payment for unused sick leave ($11,769); a tax gross-up in the amount of $12,013 to cover the taxes arising from the vesting of a portion of a restricted stock award granted to Mr. Jezuit in 2007; and the Company’s matching contribution under our 401(k) plan in the amount of $1,557. The amount also includes our incremental costs for the perquisites that we provided to Mr. Jezuit during fiscal 2009, including personal use of a Company-provided car (prior to the termination of the car program in October 2008) in the amount of $15,569, of which $10,115 is a tax gross-up; the amount of $41,622 to buy-out the lease for Mr. Jezuit’s car upon termination of the car program and a tax gross-up of $27,118 to cover the taxes for the car purchase; reimbursement for certain legal fees in connection with his retirement agreement; health insurance claims payments under an executive medical reimbursement plan; and payment of a premium for enhanced accidental death and disability benefits.

(8)	The amount shown under column (i) for Mr. Gorey in fiscal 2009 includes the Company’s matching contribution under our 401(k) plan in the amount of $10,850; a tax gross-up of $92,671 to cover the taxes arising from the buyout of the remaining portion of Mr. Gorey’s retirement stock award under our 1993 Plan; and a tax gross-up of $10,294 to cover the taxes arising from the vesting of a portion of a restricted stock award granted to Mr. Gorey in 2007. The amount also includes our incremental costs for perquisites that we provided to Mr. Gorey during fiscal 2009, including personal use of a Company-provided car (prior to the termination of the car program in October 2008) in the amount of $12,572, of which $7,257 is a tax gross-up; the amount of $34,209 to buy-out the lease for Mr. Gorey’s car upon termination of the car program and a tax gross-up of $22,288 to cover the taxes for the car purchase; health insurance claims payments under an executive medical reimbursement plan; payment of a premium for enhanced accidental death and disability benefits; and health club and other membership dues.

(9)	The amount disclosed under column (i) for Ms. Riley in fiscal 2009 includes the Company’s matching contribution under our 401(k) plan in the amount of $10,342; a tax gross-up of $82,332 to cover the taxes arising from the buyout of the remaining portion of Ms. Riley’s retirement stock award under our 1993 Plan; and a tax gross-up of $8,580 to cover the taxes arising from the vesting of a portion of a restricted stock award granted to Ms. Riley in 2007. The amount also includes our incremental costs for perquisites that we provided to Ms. Riley during fiscal 2009, including the amount of $26,300 in connection with the termination of the car program in October 2008 and a tax gross-up of $17,135 to cover the taxes therefore; health insurance claims payments under an executive medical reimbursement plan; and payment of a premium for enhanced accidental death and disability benefits.

The value of the personal use of a Company-provided car is 100% of the lease cost if any, repairs, maintenance and gasoline charges. The value attributable to personal use of a Company-provided car (as calculated in accordance with Internal Revenue Service guidelines) is included as compensation on the executive’s W-2.

Grants of Plan-Based Awards Table

The following table shows the plan-based awards granted to the executive officers during fiscal 2009.

GRANTS OF PLAN-BASED AWARDS

								All Other	All Other
								Stock	Option
								Awards:	Awards:	Exercise or	Grant Date
								Number of	Number of	Base Price of	Fair Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Shares of	Securities	Option	Stock and
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Stock or	Underlying	Awards	Option
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	($/Sh)	Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	(1)	(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Bruce Reimer	8/20/08	—	—	—	—	—	—	—	15,000	8.05	26,174
	2/10/09	—	—	—	—	—	—	—	20,000	4.09	31,916
Leslie J. Jezuit	8/20/08	—	—	—	—	—	—	—	15,000	8.05	26,174
Daniel P. Gorey	8/20/08	—	—	—	—	—	—	—	15,000	8.05	26,174
Joan R. Riley	8/20/08	—	—	—	—	—	—	—	15,000	8.05	26,174

(1)	Under the 2001 Employee Incentive Plan, the exercise price of an option granted under the Plan cannot be less than the “fair market value” of the stock on the date of grant. “Fair Market Value” under the Plan is defined as the average of the highest reported bid and the lowest reported asked price on the day preceding the grant date. The closing price of the Company’s Common Stock on August 20, 2008 was $8.03 and on February 10, 2009 was $4.00.

(2)	The amounts reported in column (l) represent the grant date fair value of the awards. Grant date fair value is calculated using the Black-Scholes value on the grant date. See Note 10, “Share-Based Compensation” in the Notes to the Consolidated Financial Statements in the Company’s Form 10-K for the fiscal year ended June 30, 2009 for an explanation of the methodology and assumptions used in the valuation. The Company’s Form 10-K is available at www.quixotecorp.com . With respect to the option grants, there can be no assurance that the options will ever be exercised (in which case no value will be realized by the executive) or that the value on exercise will equal the grant date fair value.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows information concerning outstanding equity awards as of June 30, 2009 held by the executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards
									Equity
									Incentive
								Equity	Plan Awards:
								Incentive	Market or
			Equity					Plan Awards:	Payout
			Incentive				Market	Number of	Value of
	Number of	Number of	Plan Awards:			Number of	Value of	Unearned	Unearned
	Securities	Securities	Number of			Shares or	Shares or	Shares,	Shares,
	Underlying	Underlying	Securities			Units of	Units of	Units or	Units or
	Unexercised	Unexercised	Underlying			Stock That	Stock That	Other	Other
	Options	Options	Unexercised	Option	Option	Have Not	Have Not	Rights That	Rights That
	(#)	(#)	Unearned	Exercise	Expiration	Vested	Vested	Have Not	Have Not
	Exercisable	Unexercisable	Options	Price	Date	(#)	($)	Vested	Vested
Name	(1)	(1)	(#)	($)(1)	(1)	(2)	(2)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Bruce C. Reimer	3,000	0	None	$25.63	07/01/2010			None	None
	4,000	0		$19.40	08/17/2011
	3,000	0		$21.15	08/17/2010
	5,333	2,667		$17.14	08/17/2011
	0	15,000		$8.05	08/20/2013
	0	20,000		$4.09	02/10/2014
						1,800	5,094
Leslie J. Jezuit	10,000	0	None	$13.32	08/27/2009			None	None
	10,000	0		$13.75	08/16/2010
	38,766	0		$16.04	07/23/2009
	25,000	0		$25.63	07/01/2010
	30,000	0		$19.40	06/30/2011
	20,000	0		$21.15	08/17/2010
	23,333	0		$20.00	06/30/2011
						0	0
Daniel P. Gorey	19,570	0	None	$16.04	07/23/2009			None	None
	18,000	0		$25.63	07/01/2010
	24,000	0		$19.40	08/17/2011
	15,000	0		$21.15	08/17/2010
	20,000	10,000		$20.00	08/17/2011
	0	15,000		$8.05	08/20/2013
						4,000	11,320
Joan R. Riley	10,000	0	None	$25.63	07/01/2010			None	None
	15,000	0		$19.40	08/17/2011
	10,000	0		$21.15	08/17/2010
	13,333	6,667		$20.00	08/17/2011
	0	15,000		$8.05	08/20/2013
						3,333	9,432

(1)	All options were granted under our stockholder-approved 2001 Employee Stock Incentive Plan (“Employee Plan”) except the option awards to Mr. Jezuit expiring on 8/27/09 and 8/16/2010 which were granted under the now-expired 1991 Director Stock Option Plan. All option grants listed in the table above become exercisable over a three-year period in approximately equal annual installments beginning one year from the date of the grant.

(2)	The shares in column (g) of 1,800, 4,000 and 3,333 shown for Mr. Reimer, Mr. Gorey and Ms. Riley, respectively, were granted under the Employee Plan on August 31, 2007 and are explained in detail in Footnote (1) to the “Option Exercises and Stock Vested” table of this Information Statement. The closing price ($2.83) of the Company’s shares on June 30, 2009 was used to determine the market values shown in column (h).

Option Exercises and Stock Vested Table

The following table shows information concerning amounts received or realized upon the exercise of stock options and the vesting of stock or similar instruments by the executive officers during fiscal 2009.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares		Value
	Acquired	Realized	Acquired		Realized
	On Exercise	On Exercise	On Vesting		On Vesting
Name	(#)	($)	(#)		($)

Bruce Reimer	None	—	900	(1)	7,110	(1)
Leslie J. Jezuit	None	—	2,334	(1)	18,439	(1)
Daniel P. Gorey	None	—	2,000	(1)	15,800	(1)
			17,137	(2)	141,552	(2)
Joan R. Riley	None	—	1,667	(1)	13,169	(1)
			15,225	(2)	125,759	(2)

(1)	Represents the restricted stock that vested on August 31, 2008 under the terms of restricted stock awards granted to the executives under the 2001 Employee Stock Incentive Plan in August 2007. The shares vest in equal installments over a three-year period beginning one year after the grant date. The shares are subject to forfeiture pro rata if the executive officer is not employed by the Company on the first, second and third anniversaries of the grant date. The value realized on vesting is based on $7.90, the closing price of the Company’s common stock, on August 31, 2008.

(2)	Represents the shares that vested on July 25, 2008 as a result of the close-out of the Company’s stock based retirement program under the now-expired 1993 Long-Term Stock Ownership Plan. The value realized on vesting is based on $8.26, the closing price of the Company’s common stock, on July 25, 2008. See the discussion in the “Compensation Discussion and Analysis — Stock-Based Retirement Plan” section of this Information Statement for more information.

Fiscal 2010 Compensation Update

On November 20, 2009, the Company granted each non-employee director an option to purchase 5,000 shares of Common Stock at an exercise price of $1.90 per share.

In December 2009, the Company paid each of Mr. Reimer ($40,000), Mr. Gorey ($100,000) and Ms. Riley ($50,000) a bonus with respect to the sale of the Company’s Inform business segment.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2009, the members of the Compensation Committee were Mr. McQuade, Mr. Tyler and Mr. van Roijen. None of Mr. McQuade, Mr. Tyler or Mr. van Roijen is an officer (or former officer) or employee of the Company or any of its subsidiaries. None of the members of the Compensation Committee entered into (or agreed to enter into) any transaction or series of transactions with the Company or any of its subsidiaries in which the amount involved exceeds $120,000.

None of the Company’s executive officers served on the Compensation Committee (or another committee of the board with similar functions) of any entity where one of that entity’s executive officers served on the Company’s Compensation Committee. None of the Company’s executive officers was a director of another entity where one of that entity’s executive officers served on the Company’s Compensation Committee. None of the Company’s executive officers served on the Compensation Committee (or another committee of the board with similar functions) of another entity where one of that entity’s executive officers served as a director on the board.

AUDIT COMMITTEE REPORT1

The Audit Committee2 has reviewed and discussed the Company’s audited consolidated financial statements for fiscal 2009 with management and the independent auditors. The Audit Committee has discussed with Grant Thornton LLP, the Company’s independent public registered accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

The Audit Committee has also received the written disclosures and the letter from Grant Thornton LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The Committee discussed with Grant Thornton LLP that firm’s independence and whether the provision of non-audit services by the independent public registered accounting firm is compatible with maintaining independence.

Based on the review and discussions referred to in this Report, the Audit Committee recommended to the board of directors that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K3 for the year ended June 30, 2009, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Duane M. Tyler, Chairman
Lawrence C. McQuade
Robert D. van Roijen

1 The report of the Audit Committee does not constitute solicitation material, and shall not be deemed filed or incorporated by reference into any other filing by the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934.
2 As of October 13, 2009, the individuals listed below constituted the Audit Committee of Quixote and performed the actions set forth in this paragraph.
3 This refers to Quixote’s Annual Report in Form 10-K filed with the SEC on September 14, 2009.

EXECUTIVE OFFICERS OF QUIXOTE

The executive officers of the Company as of January 7, 2010, their ages and offices held by each are as follows:

Bruce Reimer	51	President, Chief Executive Officer
Daniel P. Gorey	58	Executive Vice President, Chief Financial Officer & Treasurer
Joan R. Riley	56	Vice President, General Counsel & Secretary

Mr. Reimer has served as our President and Chief Executive Officer since January 1, 2009. Mr. Leslie J. Jezuit retired from those positions effective December 31, 2009. For additional information regarding Mr. Reimer and Mr. Jezuit, see the “Current Directors of Quixote” section of this Information Statement.

For information regarding Mr. Gorey, see the “Current Directors of Quixote” section of this Information Statement.

Ms. Riley joined the Company as Assistant General Counsel and Assistant Secretary in 1991, was elected General Counsel and Secretary in 1997 and a Vice President in 1999.

There is no family relationship between any of the officers described above.

None of the officers described above are party or otherwise involved in any legal proceedings adverse to the Company or its subsidiaries.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The chart below sets forth, as of December 29, 2009 information to the best of the Company’s knowledge with respect to the persons who beneficially owned in excess of five percent of the Company’s Common Stock; the total number of shares of the Company’s Common Stock beneficially owned by each Director and Named Executive Officer; and the total number of shares of the Company’s Common Stock beneficially owned by the Directors and Executive Officers of the Company, as a group. As of December 29, 2009, there were 9,333,867 shares of Common Stock issued and outstanding.

		Approximate
	Amount Beneficially	Percentage(%)
Name of Beneficial Owner	Owned(1)	of Class(1)

Security Investors, LLC(2)	966,257	10.4
Rutabaga Capital Management(3)	665,599	7.1
Heartland Advisors LLC(4)	550,000	5.9
Leslie J. Jezuit(5)	243,888	2.6
Daniel P. Gorey(5)	175,745	1.9
Robert D. van Roijen	172,200	1.8
Joan R. Riley(5)	155,686	1.7
Lawrence C. McQuade	117,800	1.3
Bruce Reimer(5)	47,912	*
Duane M. Tyler	22,000	*
Clifford A. Nastas	0	*
Directors and Executive Officers as a group (8 persons as named above)(5)	935,231	10.0

*	Less than 1%.

(1)	The shares reported in the above table include shares of Common Stock which can be acquired within 60 days of December 28, 2009, through the exercise of options (“Option Shares”) as follows: Mr. Reimer — 29,667 shares; Mr. Jezuit — 108,333 shares; Mr. Gorey — 92,000 shares; Ms. Riley —

60,000 shares; Mr. McQuade — 59,500 shares; Mr. van Roijen — 59,500 shares; Mr. Tyler — 20,000 shares; and Directors and Executive Officers as a group — 429,000 shares. Each individual’s Option Shares are also included in the number of shares of the Company issued and outstanding for purposes of calculating the percentage ownership of each individual in accordance with the rules and regulations of the Exchange Act. Certain of these persons also have options not exercisable within 60 days of December 28, 2009, by which they can acquire the following additional shares of Common Stock: Mr. Reimer — 73,333 shares; Mr. Gorey — 50,000 shares; Ms. Riley — 40,000 shares; Mr. Jezuit — 5,000 shares; Mr. McQuade — 5,000 shares; Mr. Nastas — 5,000 shares; Mr. Tyler — 5,000 shares; Mr. van Roijen — 5,000 shares and Directors and Executive Officers as a group — 188,334 shares. These shares are not included in the above table or in the percentage ownership calculations.

(2)	Based on a Schedule 13F filed on November 12, 2009. Security Investors, LLC (“Security”) has sole voting power and sole dispositive power with respect to all shares. The address for Security is 1 Security Benefit Place, Topeka, Kansas 66636-001.

(3)	Based on a Schedule 13F filed on November 9, 2009. Rutabaga Capital Management (“Rutabaga”) has sole voting power and sole dispositive power with respect to all shares. The address for Rutabaga is 64 Broad Street, 3rd Floor, Boston, MA 02109.

(4)	Based on a Schedule 13F filed on November 13, 2009. Heartland Advisors (“Heartland”) has sole voting power and sole dispositive power with respect to all shares. The address for Heartland is 789 North Water Street, Suite 50, Milwaukee, WI 53202-3508.

(5)	Includes shares held under the Quixote Corporation Incentive Savings Plan as of September 30, 2009.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of such reports furnished to us and written representations that no other reports were required during fiscal year 2009, we believe each of our executive officers and directors and ten percent stockholders complied with all applicable filing requirements in that year.

POLICIES AND PROCEDURES WITH RESPECT TO RELATED PARTY TRANSACTIONS

Our board of directors is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, it is our preference to avoid related party transactions.

Our Audit Committee Charter requires that members of the Audit Committee, all of whom are independent directors, review and approve all related person transactions for which such approval is required under applicable law, including SEC rules and NASDAQ listing standards. A related person transaction includes any transaction, arrangement or relationship involving an amount that exceeds $120,000 in which Quixote is a participant and in which any of the following persons has or will have a direct or indirect interest: any executive officer, director, or more than 5% stockholder of Quixote, including any of their immediate family members, and any entity owned or controlled by such persons. There were no related person transactions in fiscal year 2009. See “Corporate Governance and Board Matters — Related Person Transactions” above for more information.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to our Code of Business Conduct and Ethics and Code of Ethics for Financial Employees. Under our Code of Business Conduct and Ethics and Code of Ethics for Financial Employees, directors, officers and all other members of the workforce are expected to avoid any relationship, influence or activity that would cause or even appear to cause a conflict of interest.

ANNEX II

Morgan Keegan Tower
50 North Front Street
Memphis, Tennessee 38103
901.524.4100 Telex 69-74324
WATS 800.366.7426

December 28, 2009

Personal and Confidential

Board of Directors
Quixote Corporation
35 E. Wacker Drive, Suite 1100
Chicago, IL 60601

Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Quixote Corporation (the “Company”) of the Consideration (as defined below) to be received by such holders pursuant to the draft Agreement and Plan of Merger dated as of December 23, 2009 (the “Merger Agreement”), among Trinity Industries, Inc. (“Parent”), and THP Merger Co., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and the Company. Capitalized terms used in this opinion letter without definition shall have the meanings ascribed to such terms in the Merger Agreement.

Pursuant to the Merger Agreement, the Parent shall make a tender offer (the “Tender Offer”) to acquire each share of the Company’s common stock, $.01 2/3 par value (the “Company Common Stock”) outstanding upon commencement of the Tender Offer for an amount of cash equal to $6.38 (the “Tender Offer Consideration”). Upon completion of the Tender Offer, immediately prior to the Effective Time, except as otherwise provided for in the Merger Agreement, each share of Company Common Stock not purchased in the Tender Offer shall be converted into the right to receive an amount in cash equal to $6.38 per share (the “Merger Consideration”). The Tender Offer Consideration and the Merger Consideration are referred to herein as the “Consideration.” The terms and conditions of the proposed merger (the “Merger”) are more fully set forth in the Merger Agreement.

In rendering our opinion, we have:

i)	reviewed a draft of the Merger Agreement dated December 23, 2009;

ii)	reviewed certain publicly available financial statements and other business and financial information of the Company;

iii)	reviewed certain non-public internal financial statements and other financial and operating data concerning the Company;

iv)	reviewed certain non-public financial forecasts relating to the Company prepared by the management of the Company (the “Company Forecasts”);

v)	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

vi)	reviewed historical reported prices and trading activity for the Company Common Stock;

vii)	compared the financial performance of the Company and the prices of the Company Common Stock with those of certain other publicly traded companies we deemed relevant;

viii)	compared certain financial terms of the Tender Offer and the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

ix)	participated in discussions and negotiations among representatives of the Company and their advisors;

x)	considered the results of our efforts to solicit, at the direction of the Company, indications of interest from selected third parties with respect to a possible acquisition of the Company; and

xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

Except as expressly noted above, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company.

In rendering our opinion, we have assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of the financial and other information reviewed by us. We have assumed that such information did not contain any material factual misstatement or omit to state any material fact necessary to cause the information stated not misleading. Our opinion is conditioned upon the accuracy, completeness and fair presentation of all information reviewed by us. Subject to the exercise of professional judgment and except as described herein, we have not attempted to verify independently the accuracy, completeness and fair presentation of such information. At the direction of the Company, we have assumed, without independent verification, that the Company Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and in rendering our opinion we express no view as to the reasonableness of the Company Forecasts or the assumptions on which they are based.

We have not made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or of the Company Common Stock, nor have we been furnished with any such evaluations or appraisals. We have assumed that the Tender Offer and the Merger will be consummated as provided in the Merger Agreement with full satisfaction of all covenants and conditions set forth in the Merger Agreement and without any waivers thereof and that the representations and warranties of each party contained in the Merger Agreement are true and correct in all material respects. We have also assumed that all draft documents referred to above in items (i) to (xi) of the third paragraph are accurate reflections, in all material respects, of the final form of such documents. Finally, we have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Company or the ability to consummate the Tender Offer and Merger in accordance with the Merger Agreement.

We express no view or opinion as to any terms or aspects of the Tender Offer or the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Tender Offer and Merger or the Consideration and the tax treatment of the Tender Offer and Merger to various constituencies. In addition, we express no view or opinion as to the relative merits of the transactions contemplated by the Merger Agreement in comparison to other transactions available to the Company and its stockholders or in which they might engage or as to whether any transaction might be more favorable to the Company and its stockholders as an alternative to the Merger, nor are we expressing any opinion as to the underlying business decision of the Board of Directors of the Company to recommend the Tender Offer and the Merger to the Company’s stockholders or the Company’s decision to proceed with or effect the Merger. This opinion is not a recommendation to any stockholder as to whether such stockholder should tender such stockholder’s Company Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to the proposed Merger.

We have acted as financial advisor to the Company in connection with the Tender Offer and the Merger and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Tender Offer and the Merger. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement by the Company. Moreover, we and our affiliates are actively engaged in the securities business as a broker, dealer, investment advisory and investment banking organization. Accordingly, we and/or our affiliates may actively trade or hold securities or loans of the Company or Parent for our own accounts or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Tender Offer and the Merger. This opinion may not be republished or disclosed to any other party without our written consent, provided that this opinion or references thereto may be published in the Offer Documents, Schedule 14D-9 and any Proxy Statement delivered to stockholders of the Company in connection with the Board of Directors’ recommendation with respect to the Tender Offer and its solicitation of proxies in connection with the special meeting of the stockholders of the Company to approve the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration to be received in the Merger by holders of the Company Common Stock is fair, from a financial point of view, to such holders.

Sincerely,

MORGAN KEEGAN & COMPANY, INC.

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate

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of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the

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Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of

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stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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